Filed Pursuant to Rule 424(b)3
File No. 333-148169

PROSPECTUS SUPPLEMENT
to the Prospectus dated February 11, 2008

MALVERN FEDERAL BANCORP, INC.
(Proposed Holding Company for Malvern Federal Savings Bank)
Up to 2,645,575 Shares of Common Stock
(Anticipated Maximum)

          On March 19, 2008, RP Financial, LC. updated its appraisal of the estimated pro forma market value of the common stock of Malvern Federal Bancorp, Inc., which resulted in a reduction to our offering range. The amended offering range has decreased to a range of $19.6 million at the minimum to $26.5 million at the maximum, and $30.4 million at the adjusted maximum, as compared to the offering range of $23.0 million to $31.2 million, and $35.8 million at the adjusted maximum, established by the appraisal of RP Financial, dated January 25, 2008. This constitutes an approximate 15% reduction in the range at all three levels.

          As a result of the reduction in the offering range, we are offering fewer shares than indicated in our prospectus dated February 11, 2008. We are now offering up to 2,645,575 shares of common stock for sale at $10.00 per share on a best efforts basis, subject to certain conditions. We must sell a minimum of 1,955,425 shares in order to complete the offering. The price per share remains unchanged at $10.00. The maximum and minimum purchase limitations for subscribers have not changed and the percentage of the outstanding shares we are selling to the public and the percentage to be held by the charitable foundation also have not changed. The offering is expected to terminate at 12:00 noon, Eastern time, on May 1, 2008. We may extend this date without notice to you until June 15, 2008, unless the Office of Thrift Supervision approves a later date. Once submitted, orders are irrevocable unless the offering is terminated or extended beyond June 15, 2008. If the offering is extended beyond June 15, 2008, subscribers will be resolicited. Funds received prior to completion of the offering will be held in a segregated account at Malvern Federal Savings Bank, or at our discretion, in an escrow account at an independent insured depository institution, and will earn interest at our passbook rate, which currently is 0.70% per annum.

          Stifel, Nicolaus & Company, Incorporated will use its best efforts to assist us in our selling efforts, but is not required to purchase any of the common stock that is being offered for sale. All shares offered for sale are being offered at a price of $10.00 per share. Purchasers will not pay a commission to purchase shares of common stock in the offering.

          This investment involves a degree of risk, including the possible loss of principal. Please refer to “Risk Factors” beginning on page 16 of the prospectus dated February 11, 2008 and “Additional Risk Factors” on page 1 of this prospectus supplement.

          In view of the March 19, 2008 appraisal update, we are providing this prospectus supplement to those persons who subscribed for shares during the original offering period. Additionally, we may provide this prospectus supplement, together with the prospectus dated February 11, 2008, to members of the general public who did not previously subscribe for shares in order to facilitate additional purchases of shares in the community offering.

          If you subscribed during the original offering period, we have returned all subscription funds and canceled all deposit account withdrawal authorizations. All previous orders for shares are no longer effective and have been canceled. You will not receive any shares of common stock in our offering unless you place a new order. To place a new order, you must complete, sign and deliver the enclosed Supplemental Order Form or Community Order Form (in the case of new subscribers). Order forms, accompanied by full payment (personal check, bank check or money order) or deposit account withdrawal authorization, must be received by 12:00 noon, Eastern time, on May 1, 2008.

          This document supplements and amends the prospectus of Malvern Federal Bancorp, Inc., dated February 11, 2008, and should be read together with the prospectus, which we previously distributed during the original offering period. Any information presented in this document supersedes that contained in the prospectus. Unless otherwise specifically set forth in this document, capitalized terms used, but not defined, in this prospectus supplement shall have the same meaning as they do in the prospectus. See “Where You Can Find Additional Information” in this prospectus supplement for information on how a subscriber may obtain an additional copy of the prospectus.

OFFERING SUMMARY
Price per Share: $10.00

	Minimum	Maximum	Maximum, as Adjusted

Number of shares	1,955,425	2,645,575	3,042,411
Gross offering proceeds	$19,554,250	$26,455,750	$30,424,110
Estimated offering expenses(1)	$1,150,000	$1,150,000	$1,150,000
Estimated selling agent fees	$173,000	$236,000	$272,000
Estimated net proceeds	$18,231,250	$25,069,750	$29,002,110
Estimated net proceeds per share	$9.32	$9.48	$9.53

(1)	Excludes selling agent fees and expenses payable to Stifel, Nicolaus & Company, Incorporated in connection with the offering.

          These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

          Neither the Securities and Exchange Commission, the Office of Thrift Supervision, nor any state securities regulator has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

          For assistance, please contact our Stock Information Center toll-free at (866) 790-MFSB (6372).

STIFEL NICOLAUS

The date of this prospectus supplement is April 8, 2008

TABLE OF CONTENTS

Additional Risk Factors	1

Results of the Special Meeting of Members and the Offering	1

Forward-Looking Statements	2

Amended Offering Range and Resolicitation	2

Market for the Common Stock	7

How Our Net Proceeds Will Be Used	8

Unaudited Pro Forma Data	9

Comparison of Independent Valuation and Pro Forma Financial Information With and Without the Foundation	14

Our Capitalization	15

Regulatory Capital Requirements	17

Management’s Discussion and Analysis of Financial Condition at December 31, 2007 and Results of Operations at and for the Three Months Ended December 31, 2007 and 2006	18

Where You Can Find Additional Information	25

Stock Information Center	25

Index to Interim Consolidated Financial Statements	F-1

ADDITIONAL RISK FACTORS

          You should consider the risk factors presented below and those in the “Risk Factors” section of the prospectus, dated February 11, 2008, in addition to the other information contained in this prospectus supplement and in the prospectus, before deciding whether to make an investment in the common stock of Malvern Federal Bancorp.

The Reduction In Our Appraised Value Is the Result of the Amount of Stock Originally Subscribed For in Our Offering and Market Conditions For Financial Institution Stocks

          We initially commenced our offering on February 21, 2008 with an offering of common stock in a range of $23.0 million of common stock at the minimum of the range to a maximum of $31.2 million, based on the updated appraisal report of RP Financial, LC., dated as of January 25, 2008. We did not receive orders for at least 2,302,650 shares of common stock, which was the minimum number of shares required to be sold in our initial offering. RP Financial has again updated its appraisal report, as of March 19, 2008, and reduced our valuation range by approximately 15%. In its March 2008 updated appraisal report, RP Financial primarily considered stock market conditions since its January 25th appraisal report and the results of the offering through the original subscription period in reducing the valuation of our common stock. As a result of the revised offering range, the net proceeds from the offering will be approximately $4.2 million less at the midpoint of the offering range than the amount indicated in the prospectus based on the previous appraisal report update as of January 25, 2008.

The Reduction In Our Appraised Value May Adversely Affect the Liquidity of Our Common Stock

          The reduction in the appraised value of our common stock may result in fewer shares being issued than was anticipated in the prospectus. While our shares have conditionally been approved for listing on the Nasdaq Global Market, a reduction in the number of outstanding shares may reduce the liquidity of our shares and result in a less active market for trading in shares of our common stock.

RESULTS OF THE SPECIAL MEETING OF MEMBERS AND THE OFFERING

          At the special meeting of members of Malvern Federal Savings Bank held on March 28, 2008, members voted on the plan of reorganization to reorganize Malvern Federal Savings Bank into the mutual holding company structure and the other transactions provided for in the plan of reorganization, and the establishment of, and contribution to, the Malvern Federal Charitable Foundation of common stock of Malvern Federal Bancorp, Inc. At the special meeting, 1,927,399 votes, or 56.5% of the 3,413,279 total votes eligible to be cast, were voted in favor of Malvern Federal Savings Bank’s plan of reorganization, and 1,850,956 votes, or 54.2% of the 3,413,279 total votes eligible to be cast, were voted in favor of the establishment of, and contribution of shares of common stock to, the Malvern Federal Charitable Foundation. Accordingly, the plan of reorganization and the establishment of and contribution to the Malvern Federal Charitable Foundation were approved by more than the required majority of the total votes entitled to be cast at the special meeting.

          Malvern Federal Bancorp originally offered up to 3,115,350 shares of common stock in the offering at the maximum of the offering range, which could have been increased to 3,582,653 shares at the adjusted maximum. We had to sell a minimum of 2,302,650 shares for the original offering to be completed. The offering was undersubscribed. We received 1,161 valid orders to purchase an aggregate of 1,353,976 shares of common stock in the subscription offering and community offering, for total subscriptions of $13.5 million (which included an order from our employee stock ownership plan at the maximum of the offering range).

          In connection with the updated appraisal and reduction in our offering range, we returned all subscription funds received, with interest, to subscribers on April 2, 2008, and canceled all withdrawal authorizations of persons who submitted subscriptions for shares of common stock during the original offering.

          Previous subscribers in the offering have received a Supplemental Order Form. Previous subscribers may order the same amount of shares or may increase or decrease the amount subscribed for compared to their original orders, subject to the purchase limitations in the plan of stock issuance. We also may offer shares to persons other than those who previously submitted orders. Any such orders by new subscribers must be placed on Community Order Forms. Orders submitted on Community Order Forms will be considered orders in the community offering and will be subordinate to orders submitted on Supplemental Order Forms by previous subscribers. In the event that the community offering is oversubscribed, preference will be given to natural persons residing in Chester County, Pennsylvania. Orders placed using the Supplemental Order Form must be registered in the stock registrations requested by the subscribers on their original order forms. A previous subscriber who wishes to order shares in any other registration(s) may contact our Stock Information Center to request one or more Community Order Forms. Any resulting stock order will be considered an order placed by a new subscriber in the community offering.

          We do not know what the new level of subscription orders will be or whether the offering will be undersubscribed or oversubscribed. We must sell a minimum of 1,955,425 shares to complete the offering. If the offering is oversubscribed, orders will be allocated in the manner described in the prospectus.

FORWARD-LOOKING STATEMENTS

          This document contains forward-looking statements, which can be identified by the use of such words as “estimate,” “project,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect” and similar expressions. These forward-looking statements include, but are not limited to:

•	statements of goals, intentions and expectations;

•	statements regarding prospects and business strategy;

•	statements regarding asset quality and market risk; and

•	estimates of future costs, benefits and results.

          These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the factors discussed under the headings “Additional Risk Factors” in this prospectus supplement at page 1 and “Risk Factors” beginning at page 16 of the prospectus that could affect the actual outcome of future events.

          Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. We have no obligation to update or revise any forward-looking statements to reflect any changed assumptions, any unanticipated events or any changes in the future.

AMENDED OFFERING RANGE AND RESOLICITATION

Amended Offering Range

          As required by applicable regulations, upon conclusion of the subscription and community offerings, RP Financial submitted to Malvern Federal Savings Bank and the Office of Thrift Supervision an updated appraisal of the pro forma market value of Malvern Federal Bancorp, Inc. RP Financial has estimated in its updated appraisal, dated as of March 19, 2008, that our amended pro forma market value on a fully converted basis (meaning an assumed issuance of 100% of our shares to the public, rather than 45%) was between $45.5 million and $61.5 million, with a midpoint of $53.5 million (this is sometimes referred to as the valuation range). The updated appraisal results in an offering range of the common stock to be sold of $19.6 million at the minimum and $26.5 million at the maximum, with a midpoint of $23.0 million. This is an approximate 15% decrease from the midpoint valuation established by the appraisal report dated January 25, 2008, which was set forth in the prospectus. RP Financial’s March 19, 2008 appraisal update noted that, in decreasing the appraisal value, primary consideration was given to stock market conditions since the January 25, 2008 appraisal report of RP Financial as well as the results of the offering through the end of the initial offering period on March 18, 2008. RP Financial noted the volatility in the stock market in general and in thrift stocks in particular since its January 25th appraisal update. RP Financial’s appraisal update as of March 19, 2008 noted that thrift stocks had performed unevenly since its January 25, 2008 appraisal update, but had been negatively impacted by concerns over the slumping national housing market and the possibility of recession. RP Financial reported that, on March 19, 2008, the SNL Index for all publicly traded thrifts had declined 5.5% since January 25, 2008. In addition, the stock prices of six out of the ten companies in our peer group were lower at March 19, 2008 compared to January 25, 2008. Also, the stock of the two most recent mutual holding company offerings, which were both completed in January 2008, had declined by 9.0% and 5.0%, respectively, as of March 19, 2008. In addition to stock market conditions, RP Financial considered the previous results of the offering. As discussed under “Results of the Special Meeting of Members and the Offering,” we received subscriptions that were less than minimum of the offering range. Given the amount of orders received and the generally unfavorable market conditions for thrift stocks, RP Financial applied a more significant downward adjustment for marketing the issue in arriving at its updated appraisal valuation as of March 19, 2008. In determining the reasonableness and adequacy of RP Financial’s updated appraisal, the Board of Directors of Malvern Federal Savings Bank reviewed the methodology and the appropriateness of the assumptions used by RP Financial. Copies of RP Financial’s appraisal report and updated appraisals are publicly available as exhibits to the registration statement on Form S-1, as amended, as filed with the SEC (File No. 333-148169). See “Where You Can Find Additional Information.”

          As a result of the decrease in the pro forma market value of the common stock as reflected in the updated appraisal, the Office of Thrift Supervision has approved a reduction in the offering range to a minimum of 1,955,425 shares and a maximum of 2,645,575 shares. If we receive orders for common stock in excess of 2,645,575 shares, the maximum of the amended offering range, the final valuation of Malvern Federal Bancorp may be increased by RP Financial up to $30.4 million, in which case the maximum of the amended offering range may be adjusted by 15%, and we may accept orders for up to 3,042,411 shares of common stock without an additional resolicitation of subscribers or any notice or right of subscribers to change or cancel orders.

          The following shows the number of shares that will be issued to our mutual holding company, sold in the offering and contributed to the Malvern Federal Charitable Foundation based on the revised valuation range and $10.00 per share offering price.

	Shares At the Minimum of the Offering Range	Percentage of To-Be Outstanding Shares	Shares At the Maximum of the Offering Range	Percentage of To-Be Outstanding Shares

Shares issued to Malvern Federal Mutual Holding Company	2,501,125	55%	3,383,875	55%
Shares sold in offering	1,955,425	43	2,645,575	43
Shares contributed to charitable foundation	90,950	2	123,050	2

Total	4,547,500	100.0%	6,152,500	100.0%

          Subscribers should note that the decrease in the estimated pro forma market value has an impact on the pro forma data presented in this prospectus supplement when compared to the values presented in the prospectus. See “Our Capitalization” and “Unaudited Pro Forma Data” in this prospectus supplement for the effect on the pro forma shareholders’ equity, shareholders’ equity per share, net income per share, price to book value ratios and price to earnings ratios resulting from the amended offering range. The following table also shows the effect on certain of those relationships when they are adjusted to reflect both the reduced number of shares offered at the midpoint of the offering range and the use of December 31, 2007 financial information as compared to the September 30, 2007 information in the prospectus.

	At or for the three months Ended December 31, 2007		At or for the Year Ended September 30, 2007

	2,300,500 shares at the midpoint of the revised offering range		2,709,000 shares at the midpoint of the original offering range		Percentage Change

Offering price as a multiple of pro forma net income per share	22.73	x	24.39	x	(6.8)%
Offering price as a percentage of pro forma shareholders’ equity per share	84.25%		94.70%		(11.0)%

          The number of shares ultimately sold in the offering within the amended offering range will depend upon market demand for the common stock as well as market and financial conditions as of the conclusion of the resolicitation period, and will affect the price to book value ratio, price to earnings ratio, shareholders’ equity per share and net income per share of the common stock. Prospective investors should be aware that the reduced valuation reflected in the amended offering range may result in decreased liquidity in the shares of common stock compared to the number of shares which may have been issued if the offering range had not been amended.

          The following table reflects the pricing ratios on a reported basis for the peer group (based upon publicly reported earnings and book value per share) and on a pro forma basis for the proposed 45.0% minority stock issuance by Malvern Federal Bancorp in the offering based on the revised offering range and the contribution to the Malvern Federal Charitable Foundation.

	Selected Mutual Holding Company (not fully converted) Pricing Ratios

	Price-to- Earnings Multiple		Price-to- Book Value Ratio	Price-to- Tangible Book Value

Malvern Federal Bancorp (pro forma)(1)
Maximum, as adjusted	36.43	x	101.01%	101.01%
Maximum	31.70		92.59	92.59
Midpoint	27.57		84.25	84.25
Minimum	23.45		75.13	75.13
Valuation of peer group companies as of March 19, 2008(2)
Averages	29.76	x	146.08%	155.47%
Medians	32.47		132.07	146.53

(1)	Based on earnings for the twelve months ended December 31, 2007 and book value as of December 31, 2007.

(2)	Reflects earnings for the then-most recent trailing twelve-month period for the ten mutual holding company (not fully converted) subsidiaries in the peer group for which data was publicly available.

          Compared to the average pricing of the peer group on a reported (not fully converted) basis, Malvern Federal Bancorp’s pro forma pricing ratios for the 45.0% minority stock issuance at the maximum of the revised offering range indicated a premium of 6.5% on a price-to-earnings basis and a discount of 36.6% on a price-to-book basis and 40.5% on a price-to-tangible book basis. At the midpoint of the revised offering range, our pro forma pricing ratios reflect a 7.4% discount on a price-to-earnings basis and discounts of 42.3% on a price-to-book basis and 45.8% on a price-to-tangible book basis compared to the averages for the peer group on an as reported basis. The estimated revised appraised value and the resulting premium/discount took into consideration the potential financial impact of the offering.

          The following table presents a summary of selected pricing ratios for the peer group companies and the resulting pricing ratios for Malvern Federal Bancorp adjusted to their fully converted equivalent values.

	Fully Converted Equivalent Pro Forma

	Price-to- Earnings Multiple		Price-to- Book Value Ratio	Price-to- Tangible Book Value

Malvern Federal Bancorp (pro forma)(1)
Maximum, as adjusted	33.69	x	67.80%	67.80%
Maximum	29.55		63.69	63.69
Midpoint	25.89		59.56	59.56
Minimum	22.18		54.76	54.76
Valuation of peer group companies as of March 19, 2008(2)
Averages	28.30	x
	28.30	x	83.67%	86.56%
Medians	30.28		81.69	84.46

(1)	Based on earnings for the twelve months ended December 31, 2007 and book value as of December 31, 2007.

(2)	Reflects earnings for the then-most recent trailing twelve-month period for which data was publicly available.

          Compared to the average pricing of the peer group, Malvern Federal Bancorp’s pro forma revised pricing ratios at the maximum of the revised offering range on a fully converted basis indicated a premium of 4.4% on a price-to-earnings basis and discounts of 23.9% on a price-to-book basis and 26.4% on a price-to-tangible book basis. The term “fully-converted” means that RP Financial assumed that all of our common stock had been sold to the public, rather than the 45% minority position to be issued in this offering. At the midpoint of the revised offering range, our pricing ratios on a fully converted basis reflect a discount of 8.5% on a price-to-earnings basis and discounts of 28.8% on a price-to-book basis and 31.2% on a price-to-tangible book basis compared to the averages for our peer group.

          The appraisal will be updated before the offering is completed. If the pro forma market value of the 43% minority interest in the common stock to be sold in the offering at that time is either below $19.6 million or above $30.4 million, we will notify subscribers, cancel their orders and return their subscription funds and provide subscribers with the opportunity to place new orders for stock. See “The Reorganization and Offering - How We Determined the Price Per Share and the Offering Range” in the prospectus for a description of the factors and assumptions used in determining the stock price and offering range.

          RP Financial’s updated appraisal is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing these shares. RP Financial did not independently verify the consolidated financial statements and other information provided by Malvern Federal Savings Bank, nor did RP Financial value independently the assets or liabilities of Malvern Federal Savings Bank. The updated appraisal considers Malvern Federal Savings Bank as a going concern and should not be considered as an indication of the liquidation value of Malvern Federal Savings Bank. Moreover, because this updated appraisal is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing common stock in the offering will thereafter be able to sell the shares at prices at or above the purchase price or in the range of the updated appraisal described above.

Resolicitation Procedure and Placing an Order

          In view of the appraisal update and in accordance with regulatory requirements, we have returned all funds received, with interest, on April 2, 2008 and canceled all withdrawal authorizations of persons who submitted subscriptions for shares of common stock during the original offering. Each of these persons are again being given the opportunity to subscribe for shares of common stock of Malvern Federal Bancorp. In addition, we may offer shares to persons who did not previously subscribe for shares in the offering. Any such orders by new subscribers may be filled in the community offering, with preference given to natural persons residing in Chester County, Pennsylvania.

          We have returned all subscription funds and cancelled all deposit order withdrawal authorizations previously received in the offering. Anyone who would like to purchase shares of common stock in the offering must submit an order as described below.

•

If you previously submitted an order, sign and return a Supplemental Order Form (which is being provided to all prior subscribers), accompanied by full payment (personal check, bank check or money order made payable to Malvern Federal Bancorp, Inc.) or Malvern Federal Savings Bank deposit account withdrawal authorization to be received by 12:00 noon, Eastern time, on May 1, 2008.

•

If you did not previously submit an order but wish to subscribe for shares of common stock in the community offering, you must complete, sign and return a Community Order Form, accompanied by full payment (personal check, bank check or money order made payable to Malvern Federal Bancorp, Inc.) or Malvern Federal Savings Bank deposit account withdrawal authorization to be received by 12:00 noon, Eastern time on May 1, 2008.

          In addition, you may hand-deliver the Supplemental Order Form or Community Order Form, or send it by overnight delivery, together with your payment to our Stock Information Center, located at our headquarters, 42 East Lancaster Avenue, Suite B, Paoli, Pennsylvania 19301. You may not mail or deliver order forms to our branches. Third party checks, cash, wire transfers and Malvern Federal Savings Bank line of credit checks may not be remitted as payment.

          We will pay interest on funds received, at our passbook rate, from the date processed until completion or termination of the offering. A hold will be placed on funds authorized for withdrawal from your Malvern Federal Savings Bank deposit account(s), making the designated funds unavailable to you. Funds will not be withdrawn from the deposit accounts(s) until completion or termination of the offering, and you will continue to earn interest at the applicable deposit account rate until then. There will be no early withdrawal penalty for withdrawal from a Malvern Federal Savings Bank certificate of deposit account. Note that you may NOT designate deposit accounts with check-writing privileges (checking and money market). Submit a check instead. Additionally, you may not designate individual retirement or Keogh accounts for direct withdrawal. For guidance on using retirement funds for this purchase, please contact the Stock Information Center as soon as possible as these type of orders require additional processing time.

          If you previously submitted an order through a self-directed retirement account, your refund has been provided to the custodian/trustee indicated on the original stock order form. We recommend that you contact your account representative at that firm immediately for guidance if you decide to submit a Supplemental Order Form for a stock purchase using your retirement account funds. Due to resolicitation timing constraints, and the additional processing requirements of placing orders through custodians/trustees for retirement accounts, we cannot guarantee your ability to use such funds for this purchase.

          If you previously subscribed through your account in Malvern Federal Saving Bank’s 401(k) Employees’ Savings & Profit Sharing Plan, you will need to complete a new election form relating to that plan and return it in accordance with instructions which you receive with this prospectus supplement.

          In order to place an order for shares of common stock, you must complete and return a Supplemental Order Form or Community Order Form, to Malvern Federal Savings Bank, accompanied by full payment, so that it is received (not postmarked) by no later than 12:00 noon, Eastern time, on May 1, 2008. Once submitted, orders are irrevocable unless the offering is extended beyond June 15, 2008.

          Failure to return a properly completed Supplemental Order Form or Community Order Form with full payment or withdrawal authorization will result in you not being eligible to receive any shares of common stock in this offering.

          If you received a Supplemental Order Form herein, it reflects the stock registration that you requested on your original stock order form. If separate stock order forms were submitted for stock to be registered in separate titles, then you have received separate mailings. If you place an order on a Supplemental Order Form, you may not change the form of registration designated thereon. If you wish to order shares in any other registration(s), you may contact our Stock Information Center to request one or more Community Order Forms. In the event the offering is oversubscribed, allocations will be made in accordance with our plan of stock issuance. Orders placed on Community Order Forms will be considered orders placed by new subscribers, and as such, will be subordinate to all orders placed on Supplemental Order Forms.

          In the event we do not receive orders for the minimum number of at least 1,955,425 shares, we may extend the offering period and/or conduct a syndicated community offering as provided in the prospectus.

          If you would like an additional copy of the prospectus dated February 11, 2008, you may obtain one by contacting our Stock Information Center at (866) 790-MFSB (6372). We will promptly process the request. Because the offering period ends on May 1, 2008, any subscriber who desires to obtain a copy of the prospectus should request one promptly, and at least five days before the offering period ends.

Extension of Time Period to Complete the Offering

          Office of Thrift Supervision regulations provide that the sale of the common stock must be completed within 45 days following the termination of the subscription period, unless that period is extended by the Office of Thrift Supervision. As a result of the need to return all subscription funds received, and to resolicit all persons who previously subscribed for shares of common stock during the original offering, the offering will terminate at 12:00 noon, Eastern time, on May 1, 2008 unless extended by Malvern Federal Savings Bank and Malvern Federal Bancorp, with approval of the Office of Thrift Supervision, if necessary. If the offering is not completed by June 15,

2008, either all funds received will be returned with interest and withdrawal authorizations canceled or, if the Office of Thrift Supervision has granted an extension of this period, all subscribers will be given the right to continue their order for the dollar amount of shares subscribed for, or to increase, decrease or rescind their order.

Subscription by the Employee Stock Ownership Plan

          The plan of reorganization and plan of stock issuance provides that the employee stock ownership plan may subscribe for up to 3.92% of the common stock to be issued in the reorganization and offering, including shares issued to Malvern Federal Mutual Holding Company and shares contributed to the Malvern Federal Charitable Foundation. Based on the amended offering range, the employee stock option plan intends to purchase 3.92% of the shares issued in the reorganization and offering, or $1.8 million, $2.4 million and $2.8 million of shares of common stock at the minimum, maximum and maximum, as adjusted, of the amended offering range, respectively.

Funding of Our Charitable Foundation

          Malvern Federal Bancorp will fund the Malvern Federal Charitable Foundation with a contribution of stock equal in value to 2.0% of the shares to-be outstanding. Accordingly, based on the minimum and maximum of the offering range, respectively, 90,950 shares to 123,050 shares, respectively, will be contributed in stock to the Malvern Federal Charitable Foundation.

Limitation on Common Stock Purchases

          Even though the offering range has decreased, each subscriber generally will still be limited to subscribing for 20,000 shares or $200,000 (20,000 shares), and no person, together with his or her associates or groups of persons acting in concert, may purchase more than $400,000 worth of common stock (40,000 shares). See “The Reorganization and Offering - Limitations on Common Stock Purchases” in the prospectus.

          The minimum purchase is still 25 shares, or $250.

MARKET FOR THE COMMON STOCK

          Malvern Federal Bancorp has never issued capital stock, and, consequently, there is no established market for the common stock at this time. Malvern Federal Bancorp has received conditional approval to have its common stock listed on the Nasdaq Global Market under the symbol “MLVF.” The development of an active trading market depends on the existence of willing buyers and sellers, the presence of which is not within our control or the control of any market maker. Accordingly, the number of active buyers and sellers of the common stock at any particular time may be limited. There can be no assurance that purchasers will be able to sell their shares at or above the purchase price of $10.00 per share.

HOW OUR NET PROCEEDS WILL BE USED

          The following table shows how we intend to use the net proceeds of the offering. The actual net proceeds will depend on the number of shares of common stock sold in the offering and the expenses incurred in connection with the reorganization and offering. Payments for shares made through withdrawals from deposit accounts at Malvern Federal Savings Bank will reduce deposits at the bank and will not result in the receipt of new funds for investment. See “Unaudited Pro Forma Data” for the assumptions used to arrive at these amounts.

	Minimum of Offering Range		Midpoint of Offering Range		Maximum of Offering Range		15% Above Maximum of Offering Range

	1,955,425 Shares at $10.00 Per Share		2,300,500 Shares at $10.00 Per Share		2,645,575 Shares at $10.00 Per Share		3,042,411 Shares at $10.00 Per Share

		Percent of Net Proceeds		Percent of Net Proceeds		Percent of Net Proceeds		Percent of Net Proceeds

	(Dollars in thousands)

Offering proceeds	$19,554	107.3%	$23,005	106.3%	$26,456	105.5%	$30,424	104.9%
Less: offering expenses	1,323	7.3	1,354	6.3	1,386	5.5	1,422	4.9

Net offering proceeds	18,231	100.0%	21,651	100.0%	25,070	100.0%	29,002	100.0%

Less:
Proceeds contributed to Malvern Federal Savings Bank	12,762	70.0%	15,156	70.0%	17,549	70.0%	20,301	70.0%
Proceeds contributed to Malvern Federal Mutual Holding Company	100	0.5	100	0.5	100	0.4	100	0.4
Proceeds used for loan to employee stock ownership plan	1,783	9.8	2,097	9.7	2,412	9.6	2,774	9.6
Proceeds used to repurchase shares for stock recognition and retention plan	891	4.9	1,049	4.8	1,206	4.8	1,387	4.8

Proceeds remaining for Malvern Federal Bancorp	$2,695	14.8%	$3,249	15.0%	$3,803	15.2%	$4,400	15.2%

          Malvern Federal Bancorp intends to invest 100% of the proceeds it retains from the offering initially in short-term, liquid investments. Although there can be no assurance that Malvern Federal Bancorp will invest the net proceeds in anything other than short-term, liquid investments, over time, Malvern Federal Bancorp may use the proceeds it retains from the offering:

•	to invest in investment securities;

•	to fund the payment of cash dividends to stockholders;

•	to repurchase shares of its common stock, subject to regulatory restrictions;

•	to finance the possible acquisition of financial institutions or other businesses related to banking, although we have no specific plans regarding any acquisitions at this time; and

•	for general corporate purposes.

          Under current applicable regulations, Malvern Federal Bancorp may not repurchase shares of its common stock during the first year following the reorganization, except to fund equity benefit plans or, with prior regulatory approval, when extraordinary circumstances exist. We do not anticipate making any stock repurchases during the first year after our reorganization except to fund our recognition and retention plan upon approval by our shareholders.

          We believe it is the right time for us to reorganize and issue stock in the offering as we believe that there continues to be opportunities for us to grow our loan portfolio, particularly commercial real estate and construction and development loans, and the net proceeds from the offering will further strengthen our capital position and enhance our ability to originate additional new loans. The increased capital from the offering proceeds also will enable us to make larger loans than we have been able to in the past, and we believe that this will help us in our efforts to be more competitive and to solicit new loans in our market area. In recent periods we have added personnel in our lending, accounting and administrative functions in anticipation of growth. We believe the net proceeds will facilitate our growth in accordance with our plans. Finally, as a result of the consolidation in the banking industry and the potential effect of the continuing market competition, we believe that we may have opportunities to acquire other financial institutions in the future, and the proceeds from the offering as well as our reorganization to the mutual holding company form will facilitate our ability to consider acquisitions in the future (although we have no current arrangements, understandings or agreements regarding any acquisition).

          Malvern Federal Savings Bank intends to initially use the net proceeds it receives to fund loans and make short-term investments. In the future, Malvern Federal Savings Bank may use the proceeds that it receives from the offering, which is shown in the table above as the amount contributed to Malvern Federal Savings Bank:

•	to fund new loans;

•	to finance the possible expansion of its network of financial center offices; and

•	for general corporate purposes.

We may need regulatory approvals to engage in some of the activities listed above.

          Except as described above, neither Malvern Federal Bancorp nor Malvern Federal Savings Bank has any specific plans for the investment of the net proceeds of this offering and has not allocated a specific portion of the proceeds to any particular use. For a discussion of our business reasons for undertaking the reorganization and offering see “The Reorganization and Offering – Purposes of Reorganization” in the prospectus.

UNAUDITED PRO FORMA DATA

          The actual net proceeds from the sale of our common stock in the offering cannot be determined until the reorganization is completed. However, based on the revised offering range, the net proceeds are currently estimated to be between $18.2 million and $25.1 million, or up to $29.0 million in the event the offering range is increased by approximately 15%, based upon the following assumptions:

•	No shares are sold in a syndicated community offering;

•

Our employee stock ownership plan will purchase an amount equal to 3.92% of the shares to be outstanding after the reorganization at a price of $10.00 per share with a loan from Malvern Federal Bancorp;

•	Expenses of the reorganization and offering, other than the underwriting commissions to be paid to Stifel, Nicolaus & Company, Incorporated, are estimated to be $1,150,000;

•	46,250 shares of common stock will be purchased by our employees, directors and their immediate families; and

•

Stifel, Nicolaus & Company, Incorporated will receive a fee equal to 1.0% of the aggregate purchase price of the stock sold in the offering, excluding any shares purchased by any employee benefit plans, and our directors, officers or employees or members of their immediate families.

          We have prepared the following tables, which set forth our historical consolidated net income and shareholders’ equity prior to the reorganization and our pro forma consolidated net income and shareholders’ equity following the reorganization and offering. In preparing the tables we made the following assumptions:

•

Pro forma earnings have been calculated assuming the stock had been sold at the beginning of the period and the net proceeds had been invested at an average yield of 3.34% for the three months ended December 31, 2007 and 4.05% for the year ended September 30, 2007, which approximates the yield on a one-year U.S. Treasury bill on December 31, 2007 and September 30, 2007, respectively. These rates were used in lieu of the arithmetic average method because we believe they reflect the yield that we will receive on the net proceeds of the offering.

•

The pro forma after-tax yield on the net proceeds from the offering is assumed to be 2.05% for the three months ended December 31, 2007 and 2.49% for the year ended September 30, 2007, based on an effective tax rate of 38.5%.

•	No withdrawals were made from Malvern Federal Savings Bank’s deposit accounts for the purchase of shares in the offering.

•

Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of stock, as adjusted into the pro forma net income per share to give effect to the purchase of shares by the employee stock ownership plan.

•

Pro forma shareholders’ equity amounts have been calculated as if our common stock had been sold in the offering on the last day of the periods presented and, accordingly, no effect has been given to the assumed earnings effect of the transactions.

          The following pro forma information may not be representative of the actual financial effects upon consummation of the reorganization and offering, and should not be taken as indicative of future results of operations. Pro forma shareholders’ equity represents the difference between the stated amount of our assets and liabilities computed in accordance with generally accepted accounting principles. Shareholders’ equity does not give effect to intangible assets in the event of a liquidation or to Malvern Federal Savings Bank’s bad debt reserve. The pro forma shareholders’ equity is not intended to represent the fair market value of the common stock and may be different in the event of liquidation.

          The tables reflect the possible issuance of additional shares to be reserved for future issuance pursuant to our proposed stock option plan which we expect to adopt following the offering and present, together with the stock recognition and retention plan discussed below, to our shareholders for approval at a meeting to be held at least six months after the offering is completed. See “Our Management – New Stock Benefit Plans” in the prospectus. We have assumed that shareholder approval is obtained, that the exercise price of the stock options is $10.00 per share, that the stock options have a term of 10 years and vest pro rata over five years, and that options are granted to acquire common stock equal to 4.9% of the to-be outstanding shares of Malvern Federal Bancorp. We applied the Black-Scholes option pricing model to estimate a grant date fair value of $3.86 for each option. Finally, we assumed that 25.0% of the options will be non-qualified options, resulting in a tax benefit (at an assumed tax rate of 38.5%) for a deduction equal to the grant date fair value of the options. There can be no assurance that shareholder approval of the stock option plan will be obtained, that the exercise price of the options will be $10.00 per share or that the Black-Scholes option pricing model assumptions used will be the same at the time the options are granted.

          The tables also give effect to the recognition and retention plan, which we expect to adopt following the offering and present, together with the new stock option plan discussed above, to our shareholders for approval at a meeting to be held at least six months after the offering is completed. If approved by shareholders, the recognition and retention plan intends to acquire an amount of common stock equal to 1.96% of Malvern Federal Bancorp’s common stock to be outstanding, either through open market purchases, if permissible, or from authorized but unissued shares of common stock. The tables assume that shareholder approval has been obtained and that the shares acquired by the recognition and retention plan are purchased in the open market at $10.00 per share and vest over a five-year period. There can be no assurance that shareholder approval of the recognition and retention plan will be obtained, that the shares will be purchased in the open market or that the purchase price will be $10.00 per share.

          The tables below summarizes historical consolidated data of Malvern Federal Savings Bank and Malvern Federal Bancorp’s pro forma data at or for the date and period indicated based on the assumptions set forth above and in the footnotes to the tables and should not be used as a basis for projection of the market value of our common stock following the reorganization.

At or For the Three Months Ended December 31, 2007

1,955,425 shares sold at $10.00 per share (Minimum of range)	2,300,500 shares sold at $10.00 per share (Midpoint of range)	2,645,575 shares sold at $10.00 per share (Maximum of range)	3,042,411 shares sold at $10.00 per share (15% above Maximum)(9)

(Dollars in thousands, except per share amounts)
Gross proceeds of offering	$19,554	$23,005	$26,456	$30,424
Plus – shares issued to the foundation	910	1,070	1,231	1,415

Pro forma market capitalization	$20,464	$24,075	$27,687	$31,839

Gross proceeds of offering	$19,554	$23,005	$26,456	$30,424
Less-offering expenses	1,323	1,354	1,386	1,422

Estimated net offering proceeds	18,231	21,651	25,070	29,002

Less-MHC capitalization	(100)	(100)	(100)	(100)
Less-ESOP shares	(1,783)	(2,097)	(2,412)	(2,774)
Less-recognition and retention plan shares	(891)	(1,049)	(1,206)	(1,387)

Estimated net proceeds available for investment	$15,457	$18,405	$21,352	$24,741

Consolidated net income:
Historical	$566	$566	$566	$566
Pro forma adjustments:
Net income from proceeds	80	95	110	127
ESOP(2)	(18)	(22)	(25)	(29)
Recognition and retention plan(3)	(28)	(32)	(37)	(43)
Pro forma stock option adjustment(5)	(39)	(46)	(53)	(61)

Pro forma net income(4)	$561	$561	$561	$560

Net income per share:(1)
Historical	$0.13	$0.11	$0.10	$0.08
Pro forma adjustments:
Net income from proceeds	0.02	0.02	0.02	0.02
ESOP(2)	(0.00)	(0.00)	(0.00)	(0.00)
Recognition and retention plan(3)	(0.01)	(0.01)	(0.01)	(0.01)
Pro forma stock option adjustment(5)	(0.01)	(0.01)	(0.01)	(0.01)

Pro forma net income per share(1)(4)	$0.13	$0.11	$0.10	$0.08

Offering price as a multiple of pro forma net income per share	19.23	x	22.73	x	25.00	x	31.25	x

Number of shares outstanding for pro forma net income per share calculations (1)	4,372,209	5,143,775	5,915,342	6,802,642

Shareholders’ equity:
Historical	$44,696	$44,696	$44,696	$44,696
Estimated net offering proceeds	18,231	21,651	25,070	29,002
Plus – shares issued to foundation	910	1,070	1,231	1,415
Less – shares issued to foundation	(910)	(1,070)	(1,231)	(1,415)
Plus – tax benefit of foundation contribution	350	412	474	545
Less – capitalization of MHC	(100)	(100)	(100)	(100)
Less – ESOP(2)	(1,783)	(2,097)	(2,412)	(2,774)
Less – Recognition and retention plan(3)	(891)	(1,049)	(1,206)	(1,387)

Pro forma shareholders’ equity(6)	$60,503	$63,513	$66,522	$69,982

Shareholders’ equity per share:(7)
Historical	$9.83	$8.35	$7.27	$6.32
Estimated net offering proceeds	4.01	4.05	4.07	4.10
Plus – shares issued to foundation	0.20	0.20	0.20	0.20
Less – shares issued to foundation	(0.20)	(0.20)	(0.20)	(0.20)
Plus – tax benefit of foundation contribution	0.08	0.08	0.08	0.08
Less – capitalization of MHC	(0.02)	(0.02)	(0.02)	(0.01)
Less – ESOP(2)	(0.39)	(0.39)	(0.39)	(0.39)
Less – Recognition and retention plan(3)	(0.20)	(0.20)	(0.20)	(0.20)

Pro forma shareholders’ equity per share(6)(7)	$13.31	$11.87	$10.81	$9.89

Offering price as a percentage of pro forma shareholders’ equity per share(8)	75.13%	84.25%	92.51%	101.11%

Number of shares outstanding for pro forma book value per share calculations	4,547,500	5,350,000	6,152,500	7,075,375

(Footnotes begin on page 13)

At or For the Year Ended September 30, 2007

1,955,425 shares sold at $10.00 per share (Minimum of range)	2,300,500 shares sold at $10.00 per share (Midpoint of range)	2,645,575 shares sold at $10.00 per share (Maximum of range)	3,042,411 shares sold at $10.00 per share (15% above Maximum)(9)

(Dollars in thousands, except per share amounts)
Gross proceeds of offering	$19,554	$23,005	$26,456	$30,424
Plus – shares issued to the foundation	910	1,070	1,231	1,415

Pro forma market capitalization	$20,464	$24,075	$27,687	$31,839

Gross proceeds of offering	$19,554	$23,005	$26,456	$30,424
Less-offering expenses	1,323	1,354	1,386	1,422

Estimated net offering proceeds	18,231	21,651	25,070	29,002

Less-MHC capitalization	(100)	(100)	(100)	(100)
Less-ESOP shares	(1,783)	(2,097)	(2,412)	(2,774)
Less-recognition and retention plan shares	(891)	(1,049)	(1,206)	(1,387)

Estimated net proceeds available for investment	$15,457	$18,405	$21,352	$24,741

Consolidated net income:
Historical	$2,412	$2,412	$2,412	$2,412
Pro forma adjustments:
Net income from proceeds	385	458	532	616
ESOP(2)	(73)	(86)	(99)	(114)
Recognition and retention plan(3)	(110)	(129)	(148)	(171)
Pro forma stock option adjustment(5)	(155)	(183)	(210)	(242)

Pro forma net income(4)	$2,459	$2,472	$2,487	$2,501

Net income per share:(1)
Historical	$0.55	$0.47	$0.41	$0.35
Pro forma adjustments:
Net income from proceeds	0.09	0.09	0.09	0.09
ESOP(2)	(0.02)	(0.02)	(0.02)	(0.02)
Recognition and retention plan(3)	(0.02)	(0.02)	(0.02)	(0.02)
Pro forma stock option adjustment(5)	(0.04)	(0.04)	(0.04)	(0.04)

Pro forma net income per share(1)(4)	$0.56	$0.48	$0.42	$0.36

Offering price as a multiple of pro forma net income per share	17.86	x	20.83	x	23.81	x	27.78	x

Number of shares outstanding for pro forma net income per share calculations (1)	4,381,122	5,154,261	5,927,401	6,816,510

Shareholders’ equity:
Historical	$44,039	$44,039	$44,039	$44,039
Estimated net offering proceeds	18,231	21,651	25,070	29,002
Plus – shares issued to foundation	910	1,070	1,231	1,415
Less – shares issued to foundation	(910)	(1,070)	(1,231)	(1,415)
Plus – tax benefit of foundation contribution	350	412	474	545
Less – capitalization of MHC	(100)	(100)	(100)	(100)
Less – ESOP(2)	(1,783)	(2,097)	(2,412)	(2,774)
Less – Recognition and retention plan(3)	(891)	(1,049)	(1,206)	(1,387)

Pro forma shareholders’ equity(6)	$59,846	$62,856	$65,865	$69,325

Shareholders’ equity per share:(7)
Historical	$9.68	$8.23	$7.16	$6.22
Estimated net offering proceeds	4.01	4.05	4.07	4.10
Plus – shares issued to foundation	0.20	0.20	0.20	0.20
Less – shares issued to foundation	(0.20)	(0.20)	(0.20)	(0.20)
Plus – tax benefit of foundation contribution	0.08	0.08	0.08	0.08
Less – capitalization of MHC	(0.02)	(0.02)	(0.02)	(0.01)
Less – ESOP(2)	(0.39)	(0.39)	(0.39)	(0.39)
Less – Recognition and retention plan(3)	(0.20)	(0.20)	(0.20)	(0.20)

Pro forma shareholders’ equity per share(6)(7)	$13.16	$11.75	$10.70	$9.80

Offering price as a percentage of pro forma shareholders’ equity per share(8)	75.99%	85.11%	93.46%	102.04%

Number of shares outstanding for pro forma book value per share calculations	4,547,500	5,350,000	6,152,500	7,075,375

(Footnotes begin on next page)

(1)	Per share net income data is based on the total to be shares outstanding and shares to be allocated or distributed under our employee stock ownership plan (“ESOP”).

(2)

It is assumed that 3.92% of the aggregate shares to be outstanding after the reorganization (including shares issued to Malvern Federal Mutual Holding Company and contributed to the Malvern Federal Charitable Foundation) will be purchased by our ESOP at a price of $10.00 per share. The funds used to acquire such shares are assumed to have been borrowed by the ESOP from Malvern Federal Bancorp. Malvern Federal Savings Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the principal and interest requirement of the debt. If the employee stock ownership plan buys shares in the market after the reorganization, the purchase price of those shares may be less or more than $10.00 per share offering price, which will vary the amount of proceeds used for this purpose. The amount to be borrowed is reflected as a reduction to shareholders’ equity. Annual contributions are expected to be made to the ESOP in an amount at least equal to the principal and interest requirement of the debt. The pro forma net income assumes: (i) that the contribution to the ESOP is equivalent to the debt service requirement for the period, at an average fair value of $10.00; and (ii) only the ESOP shares committed to be released were considered outstanding for purposes of the net income per share calculations.

(3)

Gives effect to the stock recognition and retention plan we expect to adopt following the reorganization and offering. This plan is expected to acquire a number of shares of common stock equal to an aggregate of 1.96% of the shares of common stock to be outstanding after the reorganization (including shares issued to Malvern Federal Mutual Holding Company and contributed to the Malvern Federal Charitable Foundation), or 89,131, 104,860, 120,589 and 138,677 shares of common stock at the minimum, midpoint, maximum and adjusted maximum of the estimated offering range, respectively, either through open market purchases or directly from Malvern Federal Bancorp. Funds used by the stock recognition and retention plan to purchase shares in the open market would be contributed by Malvern Federal Bancorp. In calculating the pro forma effect of the stock recognition and retention plan, it is assumed that the shares were acquired by the plan at the beginning of the period presented in open market purchases at $10.00 per share and that an amortized expense of 20% of the amount contributed, on an annualized basis, was recognized during such period. The issuance of authorized but unissued shares of our common stock to the stock recognition and retention plan instead of open market purchases would dilute the voting interests of existing shareholders by approximately 1.92%.

(4)

Does not give effect to the non-recurring expense that will be recognized in fiscal 2008 as a result of the contribution of common stock to Malvern Federal Charitable Foundation. The following table shows the estimated after-tax expense associated with the contribution to the foundation, as well as pro forma net income (loss) and pro forma net income (loss) per share assuming the contribution to the foundation was expensed during the periods presented.

	Minimum of Offering Range	Midpoint of Offering Range	Maximum of Offering Range	15% Above Maximum of Offering Range

		(Dollars in thousands, except per share amounts)
After-tax expense of contribution to foundation:
Three months Ended December 31, 2007	$560	$658	$757	$870
Pro forma net income (loss):
Three Months ended December 31, 2007	1	(97)	(196)	(310)
Pro forma net income (loss) per share:
Three Months ended December 31, 2007	0.00	(0.02)	(0.03)	(0.04)

	Minimum of Offering Range	Midpoint of Offering Range	Maximum of Offering Range	15% Above Maximum of Offering Range

		(Dollars in thousands, except per share amounts)
After-tax expense of contribution to foundation:
Year Ended September 30, 2007	$560	$658	$757	$870
Pro forma net income:
Year ended September 30, 2007	1,899	1,814	1,730	1,631
Pro forma net income per share:
Year ended September 30, 2007	0.43	0.35	0.29	0.24

The pro forma data assume that we will realize 100% of the income tax benefit as a result of the contribution to the foundation based on a 38.5% tax rate. The realization of the tax benefit is limited annually to 10% of our annual taxable income. However, for federal and state tax purposes, we can carry forward any unused portion of the deduction for five years following the year in which the contribution is made.

(5)

The adjustment to pro forma net income for stock options reflects the compensation expense associated with the stock options (assuming no federal tax benefit) that may be granted under the new stock option plan to be adopted following the reorganization and offering. If the new stock option plan is approved by shareholders, a number of shares equal to 4.9% of

(Footnotes continued on following page)

the to-be outstanding shares of Malvern Federal Bancorp will be reserved for future issuance upon the exercise of stock options that may be granted under the plan. Using the Black-Scholes option-pricing formula, each option is assumed to have a value of $3.86, assuming an exercise price and grant date fair value of common stock of $10.00 per share. It is assumed that all stock options were granted in the first year after the offering, that stock options granted under the stock option plan vest over a five-year period, or 20.0% per year, that compensation expense is recognized on a straight-line basis over each vesting period so that 20.0% of the value of the options awarded was an amortized expense during each year. If the fair market value per share is different than $10.00 per share on the date options are awarded under the stock option plan, or if the assumptions used in the option-pricing formula are different from those used in preparing this pro forma data, the value of the stock options and the related expense would be different. Applicable accounting standards do not prescribe a specific valuation technique to be used to estimate the fair value of employee stock options. Malvern Federal Bancorp may use a valuation technique other than the Black-Scholes option-pricing formula and that technique may produce a different value. The issuance of authorized but unissued shares of common stock to satisfy option exercises instead of shares repurchased in the open market would dilute the ownership interests of existing shareholders by approximately 4.7%.

(6)	The retained earnings of Malvern Federal Savings Bank will continue to be substantially restricted after the reorganization.

(7)

Shareholders’ equity per share data is based upon 4,547,500, 5,350,000, 6,152,500 and 7,075,375 shares outstanding at the minimum, midpoint, maximum and adjusted maximum of the estimated offering range, respectively, representing shares issued in the reorganization and offering.

(8)	Based on pro forma net income for the period.

(9)

As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the estimated offering range of up to 15% as a result of regulatory considerations, demand for the shares, or changes in market or general financial and economic conditions following the commencement of the offering.

COMPARISON OF INDEPENDENT VALUATION AND PRO FORMA
FINANCIAL INFORMATION WITH AND WITHOUT THE FOUNDATION

          As set forth in the following table, if Malvern Federal Bancorp was not making a contribution to the Malvern Federal Charitable Foundation as part of the reorganization, RP Financial estimates that the pro forma valuation of Malvern Federal Bancorp would be greater, which would increase the amount of common stock offered for sale in the reorganization offering. If the foundation were not established, there is no assurance that the appraisal would conclude that the pro forma market value of Malvern Federal Bancorp would be the same as the estimate set forth in the table below. Any appraisal would be based on the facts and circumstances existing at that time, including, among other things, market and economic conditions.

          The information presented in the following table is for comparative purposes only. It assumes that the reorganization was completed at December 31, 2007, based on the assumptions set forth under “Unaudited Pro Forma Data.”

	At the Minimum of Offering Range				At the Midpoint of Offering Range				At the Maximum of Offering Range				At the Maximum, as Adjusted, of Offering Range

	With Foundation		No Foundation		With Foundation		No Foundation		With Foundation		No Foundation		With Foundation		No Foundation

	(Dollars in thousands, except per share amounts)

Estimated offering amount (1)	$19,554		$20,846		$23,005		$24,525		$26,456		$28,204		$30,424		$32,434
Pro forma market capitalization (excluding Malvern Federal Mutual Holding Company)	20,464		20,846		24,075		24,525		27,687		28,204		31,839		32,434
Estimated pro forma valuation	45,475		46,325		53,500		54,500		61,525		62,675		70,754		72,076
Pro forma total assets	558,012		58,891		561,022		562,056		564,031		565,220		567,492		568,860
Pro forma total liabilities	497,509		497,509		497,509		497,509		497,509		497,509		497,509		497,509
Pro forma shareholders’ equity	60,503		61,382		63,513		64,547		66,522		67,711		69,983		71,351
Pro forma net income	561		566		561		567		561		568		560		569
Pro forma shareholders’ equity per share	13.31		13.25		11.87		11.84		10.81		10.80		9.89		9.90
Pro forma net income per share	0.13		0.13		0.11		0.11		0.10		0.09		0.08		0.08
Pro Forma Pricing Ratios:
Offering price as a percentage of pro forma shareholders’ equity	75.13%		75.47%		84.25%		84.46%		92.51%		92.59%		101.10%		101.01%
Offering price as a multiple of pro forma net income per share	19.23	x	19.23	x	22.73	x	22.73	x	25.00	x	27.78	x	31.25	x	31.25	x
Pro Forma Financial Ratios:
Return on assets	0.40%		0.40%		0.40%		0.40%		0.40%		0.40%		0.40%		0.40%
Return on shareholders’ equity	3.71		3.69		3.53		3.51		3.38		3.35		3.21		3.19
Shareholders’ equity to total assets	10.84		10.98		11.32		11.48		11.79		11.98		12.33		12.54

(1)	Based on independent valuation update prepared by RP Financial as of March 19, 2008.

OUR CAPITALIZATION

          The following table presents the historical capitalization of Malvern Federal Savings Bank at December 31, 2007, and our pro forma consolidated capitalization after giving effect to the reorganization, based upon the sale of the number of shares shown below and the other assumptions set forth under “Unaudited Pro Forma Data.”

		Malvern Federal Bancorp, Inc. - Pro Forma Based Upon Sale at $10.00 Per Share

	Malvern Federal Savings Bank – Historical Capitalization	1,955,425 Shares (Minimum of Offering Range)	2,300,500 Shares (Midpoint of Offering Range)	2,645,575 Shares (Maximum of Offering Range)	3,042,411 Shares (15% above Maximum of Offering Range)(1)

	(In thousands)

Deposits(2)	$425,251	$425,251	$425,251	$425,251	$425,251
Borrowings	68,030	68,030	68,030	68,030	68,030

Total deposits and borrowings	$493,281	$493,281	$493,281	$493,281	$493,281

Shareholders’ equity:
Preferred stock, $.01 par value, 40,000,000 shares authorized; none to be issued	$—	$—	$—	$—	$—
Common stock, $.01 par value, 40,000,000 shares authorized; shares to be issued as reflected(3)	—	46	54	62	71
Additional paid-in capital(3)	—	19,095	22,667	26,239	30,346
Retained earnings(4)	44,887	44,887	44,887	44,887	44,887
Less:
Expense of stock contribution to Malvern Federal Charitable Foundation	—	(910)	(1,070)	(1,231)	(1,415)
Plus:
Tax benefit of contribution to Malvern Federal Charitable Foundation	—	350	412	474	545
Accumulated other comprehensive (loss)	(191)	(191)	(191)	(191)	(191)
Less:
Assets retained by Malvern Federal Mutual Holding Company	—	(100)	(100)	(100)	(100)
Common stock acquired by our employee stock ownership plan(5)	—	(1,783)	(2,097)	(2,412)	(2,774)
Common stock to be acquired by our recognition and retention plan(6)	—	(891)	(1,049)	(1,206)	(1,387)

Total equity	$44,696	$60,503	$63,513	$66,522	$69,982

(1)

As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the offering range of up to 15% to reflect changes in market and financial conditions before we complete the reorganization or to fill the order of our employee stock ownership plan.

(2)	Does not reflect withdrawals from deposit accounts for the purchase of common stock in the reorganization. Such withdrawals would reduce pro forma deposits by the amount of such withdrawals.

(3)

No effect has been given to the issuance of additional shares of common stock pursuant to our proposed stock option plan. We intend to adopt a stock option plan and to submit such plan to stockholders at a meeting of stockholders to be held at least six months following completion of the reorganization. If the plan is approved by stockholders, an amount equal to 4.90% of the shares of common stock outstanding after the reorganization will be reserved for future issuance under such plan. Your ownership percentage would decrease by approximately 4.7% if all potential stock options are exercised from our authorized but unissued stock. See “Unaudited Pro Forma Data” in this prospectus supplement and “Our Management - New Stock Benefit Plans - Stock Option Plan” in the prospectus.

(4)	The retained earnings of Malvern Federal Savings Bank will be substantially restricted after the reorganization. Malvern Federal Mutual Holding Company will have an initial capitalization of $100,000.

(Footnotes continued on following page)

(5)

Assumes that 3.92% of the common stock outstanding after the reorganization, including shares issued to Malvern Federal Mutual Holding Company and contributed to the Malvern Federal Charitable Foundation will be purchased by our employee stock ownership plan in the offering at a price of $10.00 per share. If the employee stock ownership plan buys shares in the market after the reorganization, the purchase price of those shares may be more or less than the $10.00 per share offering price, which will change the amount of net proceeds used for this purpose. The common stock acquired by our employee stock ownership plan is reflected as a reduction of shareholders’ equity. Assumes the funds used to acquire our employee stock ownership plan shares will be borrowed from Malvern Federal Bancorp. See Note 2 to the table set forth under “Unaudited Pro Forma Data” in this prospectus supplement and “Our Management - New Stock Benefit Plans - Employee Stock Ownership Plan” in the prospectus.

(6)

Gives effect to the recognition and retention plan which we expect to adopt after the reorganization and present to shareholders for approval at a meeting of shareholders to be held at least six months after we complete the reorganization. No shares will be purchased by the recognition and retention plan in the reorganization, and such plan cannot purchase any shares until shareholder approval has been obtained. If the recognition and retention plan is approved by our shareholders, the plan intends to acquire an amount of common stock equal to 1.96% of the shares of common stock to be outstanding after the reorganization, including shares issued to Malvern Federal Mutual Holding Company and the Malvern Federal Charitable Foundation, or 89,131, 104,860, 120,589 and 138,677 shares at the minimum, midpoint, maximum and 15% above the maximum of the reorganization and offering range, respectively. The table assumes that shareholder approval has been obtained and that such shares are purchased in the open market at $10.00 per share. The common stock so acquired by the stock recognition and retention plan is reflected as a reduction in shareholders’ equity. If the shares are purchased at prices higher or lower than the initial purchase price of $10.00 per share, such purchases would have a greater or lesser impact, respectively, on shareholders’ equity. If the recognition and retention plan purchases authorized but unissued shares from Malvern Federal Bancorp, such issuance would dilute the voting interests of existing shareholders by approximately 1.9%. Malvern Federal Bancorp intends to contribute capital to the restricted stock plan to fund the purchase of shares. See “Unaudited Pro Forma Data” in this prospectus supplement, “Our Management - New Stock Benefit Plans - Stock Recognition and Retention Plan” in the prospectus and “How Our Net Proceeds Will Be Used” in this prospectus supplement.

REGULATORY CAPITAL REQUIREMENTS

          At December 31, 2007, Malvern Federal Savings Bank exceeded all of its regulatory capital requirements. The table below sets forth Malvern Federal Savings Bank’s historical capital under generally accepted accounting principles and regulatory capital at December 31, 2007, and the pro forma capital of Malvern Federal Savings Bank after giving effect to the reorganization and the offering, based upon the sale of the number of shares in accordance with the revised offering range as shown in the table. The pro forma capital amounts reflect the receipt by Malvern Federal Savings Bank of 70% of the net offering proceeds. The pro forma risk-based capital amounts assume the investment of the net proceeds received by Malvern Federal Savings Bank in assets which have a risk-weight of 20% under applicable regulations, as if such net proceeds had been received and so applied at December 31, 2007.

			Pro Forma at December 31, 2007 Based on

	Malvern Federal Savings Bank Historical at December 31, 2007		1,955,425 Shares Sold at $10.00 Per Share		2,300,500 Shares Sold at $10.00 Per Share		2,645,575 Shares Sold at $10.00 Per Share		3,042,411 Shares Sold at $10.00 Per Share

	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)

	(Dollars in thousands)
Capital at Bank level:
GAAP capital	$44,696	8.24%	$55,675	10.03%	$57,755	10.36%	$59,833	10.69%	$62,224	11.06%

Tangible capital:
Actual	$44,888	8.28%	$55,867	10.07%	$57,947	10.40%	$60,025	10.72%	$62,415	11.10%
Requirement	8,132	1.50	8,324	1.50	8,359	1.50	8,395	1.50	8,437	1.50

Excess	$36,756	6.78%	$47,543	8.57%	$49,588	8.90%	$51,630	9.22%	$53,978	9.60%

Core capital:
Actual	$44,888	8.28%	$55,867	10.07%	$57,947	10.40%	$60,025	10.72%	$62,415	11.10%
Requirement	21,686	4.00	22,196	4.00	22,292	4.00	22,388	4.00	22,498	4.00

Excess	$23,202	4.28%	$33,671	6.07%	$35,655	6.40%	$37,637	6.72%	$39,917	7.10%

Tier 1 risk-based capital:
Actual	$44,888	10.39%	$55,867	12.85%	$57,947	13.32%	$60,025	13.78%	$62,415	14.31%
Requirement	17,287	4.00	17,389	4.00	17,408	4.00	17,427	4.00	17,449	4.00

Excess	$27,601	6.39%	$38,478	8.85%	$40,539	9.32%	$42,598	9.78%	$44,966	10.31%

Total risk based capital	$48,670	11.26%	$59,649	13.72%	$61,729	14.18%	$63,807	14.65%	$66,197	15.18%
Risk-based requirement	34,573	8.00	34,777	8.00	34,816	8.00	34,854	8.00	34,898	8.00

Excess	$14,097	3.26%	$24,872	5.72%	$26,913	6.18	$28,953	6.65%	$31,299	7.18%

Reconciliation of capital infused into Malvern Federal Savings Bank:
Net proceeds infused			$12,762		$15,156		$17,549		$20,301
Less:
Common stock acquired by employee stock ownership plan			(1,783)		(2,097)		(2,412)		(2,774)

Pro forma increase in GAAP and regulatory capital			$10,979		$13,059		$15,137		$17,527

(1)	Adjusted total or adjusted risk-weighted assets, as appropriate.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AT DECEMBER 31, 2007 AND RESULTS OF OPERATIONS FOR THE
THREE MONTHS ENDED DECEMBER 31, 2007 AND 2006

General

          Malvern Federal Bancorp is being formed by Malvern Federal Savings Bank in connection with its proposed reorganization to the mutual holding company form and has not yet commenced operations. Malvern Federal Bancorp’s results of operations initially will be primarily dependent on the results of the bank, which will be a wholly owned subsidiary upon completion of the reorganization. Malvern Federal Savings Bank’s results of operations depend, to a large extent, on net interest income, which is the difference between the income earned on its loan and investment portfolios and the cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by provisions for loan losses, fee income and other non-interest income and non-interest expense. Non-interest expense principally consists of compensation and employee benefits, office occupancy and equipment expense, data processing, advertising and business promotion and other expense. Our results of operations are also significantly affected by general economic and competitive conditions, particularly changes in interest rates, government policies and actions of regulatory authorities. Future changes in applicable law, regulations or government policies may materially impact our financial condition and results of operations.

Critical Accounting Policies

          In reviewing and understanding financial information for Malvern Federal Savings Bank, you are encouraged to read and understand the significant accounting policies used in preparing our consolidated financial statements. These policies are described in Note 1 of the notes to our unaudited financial statements included elsewhere herein. The accounting and financial reporting policies of Malvern Federal Savings Bank conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Accordingly, the consolidated financial statements require certain estimates, judgments, and assumptions, which are believed to be reasonable, based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the periods presented. The following accounting policies comprise those that management believes are the most critical to aid in fully understanding and evaluating our reported financial results. These policies require numerous estimates or economic assumptions that may prove inaccurate or may be subject to variations which may affect our reported results and financial condition for the period or in future periods.

          Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that represents the amount of probable and reasonably estimable known and inherent losses in the loan portfolio, based on evaluations of the collectibility of loans. The evaluations take into consideration such factors as changes in the types and amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, estimated losses relating to specifically identified loans, and current economic conditions. This evaluation is inherently subjective as it requires material estimates including, among others, exposure at default, the amount and timing of expected future cash flows on impacted loans, value of collateral, estimated losses on our loan portfolio and general amounts for historical loss experience. All of these estimates may be susceptible to significant change.

          While management uses the best information available to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance. Historically, our estimates of the allowance for loan losses have not required significant adjustments from management’s initial estimates. In addition, the Office of Thrift Supervision, as an integral part of its examination processes, periodically reviews our allowance for loan losses. The Office of Thrift Supervision may require the recognition of adjustments to the allowance for loan losses based on their judgment of information available to them at the time of their examinations. To the extent that actual outcomes differ from management’s estimates, additional provisions to the allowance for loan losses may be required that would adversely impact earnings in future periods.

          Income Taxes. We make estimates and judgments to calculate some of our tax liabilities and determine the recoverability of some of our deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenues and expenses. We also estimate a reserve for deferred tax assets if, based on the available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. These estimates and judgments are inherently subjective. Historically, our estimates and judgments to calculate our deferred tax accounts have not required significant revision to our initial estimates.

          In evaluating our ability to recover deferred tax assets, we consider all available positive and negative evidence, including our past operating results and our forecast of future taxable income. In determining future taxable income, we make assumptions for the amount of taxable income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require us to make judgments about our future taxable income and are consistent with the plans and estimates we use to manage our business. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in the period and could have a significant impact on our future earnings.

          Other-Than-Temporary Impairment of Securities – Securities are evaluated on at least a quarterly basis, and more frequently when market conditions warrant such an evaluation, to determine whether a decline in their value is other-than-temporary. To determine whether a loss in value is other-than-temporary, management utilizes criteria such as the reasons underlying the decline, the magnitude and duration of the decline and our intent and ability to retain our investment in the security for a period of time sufficient to allow for an anticipated recovery in the fair value. The term “other-than-temporary” is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other-than-temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

Comparison of Financial Condition at December 31, 2007 and September 30, 2007

          Our total assets amounted to $542.2 million at December 31, 2007 compared to $551.9 million at September 30, 2007. The primary reason for the $9.7 million, or 1.8%, decrease in total assets during the first quarter of fiscal 2008 was the consummation of our sale of $9.3 million of single family residential mortgage loans which were included in our assets as loans held for sale at September 30, 2007 and the use of a substantial portion of the proceeds to repay certain borrowings and as a source of funds for deposit withdrawals. Our net loans receivable increased by $17.8 million, or 3.8%, to $484.0 million at December 31, 2007 compared to $466.2 million at September 30, 2007. We continued to see moderately strong demand for new loan originations in the first quarter of fiscal 2008. The increase in net loans receivable was offset by a $9.0 million, or 31.1%, decrease in available for sale investment securities and a $9.4 million, or 49.7%, decrease in cash and cash equivalents at December 31, 2007 compared to September 30, 2007. The decrease in investment securities during the first quarter of fiscal 2008 was due to normal amortization and re-payments and the fact that we did not purchase any additional securities during the period. The decrease in cash and cash equivalents primarily reflects the use of cash to fund deposit outflows.

          Our total deposits amounted to $425.3 million at December 31, 2007, an $8.2 million, or 1.9%, decrease from total deposits at September 30, 2007. The primary reason for the change in deposits was the settlement of one $6.4 million estate account and the disbursement of funds to the estate’s beneficiaries. FHLB borrowings amounted to $68.0 million at December 31, 2007 compared to $71.4 million at September 30, 2007. During the quarter we utilized certain cash received upon repayments of investment securities to reduce our short-term FHLB borrowings by $4.0 million. Our equity at December 31, 2007 amounted to $44.7 million, a $657,000 increase compared to total equity of $44.0 million at September 30, 2007. The increase in equity was due primarily to net income in the first quarter of fiscal 2008. Our ratio of equity to assets was 8.2% at December 31, 2007.

          At December 31, 2007 our total non-performing assets amounted to $6.7 million, or 1.24% of total assets, compared to $2.6 million, or 0.47% of total assets, at September 30, 2007. The $4.1 million increase in non-performing assets was due primarily to one $3.5 million mixed-use commercial real estate loan becoming non-accrual/non-performing during the quarter. At September 30, 2007, this loan was more than 60 days but less than 90 days delinquent. Management classified this loan as “substandard” and impaired in September 2007 and received an updated appraisal on the property securing the loan. Based on the appraisal report, we increased our allowance for loan losses by $852,000, reflecting the revised appraised value of the loan and anticipated costs of sale. We have commenced foreclosure proceedings and anticipate no additional losses with respect to this loan. We intend to pursue all available remedies to protect our position. At December 31, 2007, our allowance for loan losses was 71.3% of non-performing loans and 0.96% of total loans.

          The table below sets forth the amounts and categories of non-performing assets in the Bank’s loan portfolio. Loans are placed on non-accrual status when the collection of principal and/or interest become doubtful.

	December 31, 2007	September 30, 2007

	(Dollars in thousands)
Non-accruing loans:
One- to-four-family	$482	$461
Multi-family	—	—
Commercial real estate	4,273	661
Construction or development	—	—
Land loans	—	—
Commercial	823	780
Home equity lines of credit	—	14
Second mortgages	829	351
Other	3	—

Total non-accruing	6,410	2,267

Accruing loans delinquent more than 90 days past due	—	—

Restructured loans	118	121

Total non-performing loans	6,528	2,388

Real estate owned and other foreclosed assets:
One- to four-family	212	227
Other	—	—

Total	212	227

Total non-performing assets	$6,740	$2,615

Ratios:
Nonperforming loans as a percent of gross loans	1.34%	0.51%

Nonperforming assets as a percent of total assets	1.24%	0.47%

Comparison of Our Operating Results for the Three Months Ended December 31, 2007 and 2006

          General. Our net income was $566,000 for the quarter ended December 31, 2007 compared to $1.0 million for the quarter ended December 31, 2006. The primary reasons for the $452,000 decrease in net income were a $244,000 decrease in net interest income, a $357,000 increase in total other (non-interest) expenses and a $70,000 increase in the provision for loan losses, which amounts were partially offset by a $198,000 reduction in income tax expense. Like most financial institutions, we continue to experience the effects of interest rate compression on our results of operations. Our interest rate spread and net interest margin were 2.07% and 2.46%, respectively, for the quarter ended December 31, 2007 compared to 2.36% and 2.76%, respectively, for the quarter ended December 31, 2006.

          Average Balances, Net Interest Income, and Yields Earned and Rates Paid. The following table shows for the periods indicated the total dollar amount of interest from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Tax-exempt income and yields have not been adjusted to a tax-equivalent basis. All average balances are based on monthly balances. Management does not believe that the monthly averages differ significantly from what the daily averages would be.

	Three Months Ended December 31,

	2007			2006

			Average Yield/ Rate(1)			Average Yield/ Rate(1)
	Average Balance			Average Balance
		Interest			Interest

	(Dollars in thousands)
Interest-earning assets:
Loans receivable(1)	$482,214	$7,780	6.45%	$459,383	$7,671	6.68%
Investment securities	27,633	308	4.46	30,298	280	3.70
Restricted stock	4,442	65	5.87	4,318	83	7.65
Other interest-earning assets	7,078	71	4.00	6,338	43	2.71

Total interest-earning assets	521,367	8,224	6.31%	500,337	8,077	6.46%

Non-interest-earning assets	18,150			16,154

Total assets	$539,517			$516,491

Interest-bearing liabilities:
Demand and NOW accounts	34,894	67	0.77%	32,090	49	0.61%
Money market accounts	66,549	640	3.85	50,811	466	3.67
Savings accounts	38,241	91	0.95	43,386	110	1.02
Time deposits	266,912	3,213	4.82	260,762	3,012	4.62

Total deposits	406,596	4,011	3.95	387,049	3,637	3.76
FHLB advances	65,704	1,003	6.10	64,529	986	6.11

Total interest-bearing liabilities	472,300	5,014	4.25	451,578	4,623	4.10

Non-interest-bearing liabilities	22,995			23,657

Total liabilities	495,295			475,235
Stockholders’ Equity	44,222			41,256

Total liabilities and stockholders’ equity	$539,517			$516,491

Net interest-earning assets	$49,067			$48,759

Net interest income; average interest rate spread		$3,210	2.06%		$3,454	2.36%

Net interest margin(2)			2.46%			2.76%

Average interest-earning assets to average interest-bearing liabilities			110.39%			110.80%

(1)	Includes nonaccrual loans during the respective periods. Calculated net of deferred fees and discounts and allowance for loan losses.

(2)	Equals net interest income divided by average interest-earning assets.

          The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase related to higher outstanding balances and that due to the unprecedented levels and volatility of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

	Three Months Ended December 31,

	2007 vs. 2006

	Volume	Rate	Net Change

	(Dollars in thousands)
Interest-earning assets:
Loans receivable	$1,525	$(1,416)	$109
Investment securities	(99)	127	28
Restricted stock	10	(28)	(18)
Deposits in other banks	20	8	28

Total interest-earning assets	$1,456	$(1,309)	$147

Interest-bearing liabilities:
Demand and NOW accounts	$17	$1	$18
Money market accounts	577	(403)	174
Savings accounts	(52)	33	(19)
Certificate accounts	284	(83)	201

Total deposits	826	(452)	374
Borrowed funds	144	(127)	17

Total interest-bearing liabilities	$970	$(579)	$391

	$486	$(730)	$(244)

          Interest Income. Our total interest and dividend income was $8.2 million for the quarter ended December 31, 2007 compared to $8.1 million for the quarter ended December 31, 2006. The increase in interest and dividend income was due primarily to a $109,000 increase in interest earned on loans in the first quarter of fiscal 2008 compared to the first quarter of fiscal 2007. The average yield on our total interest-earning assets was 6.31% for the quarter ended December 31, 2007 compared to 6.46% for the quarter ended December 31, 2006. Contributing to the increase in interest income was an increase in our net loans receivable in the first quarter of fiscal 2008 compared to the first quarter of fiscal 2007.

          Interest Expense. Our total interest expense was $5.0 million for the quarter ended December 31, 2007 compared to $4.6 million for the quarter ended December 31, 2006. The $391,000 increase in interest expense in the first quarter of fiscal 2008 compared to the first quarter of fiscal 2007 was due primarily to a $374,000 increase in interest expense on deposits. The increase in our deposit expense in the fiscal 2008 period primarily reflects certain promotional efforts we commenced in mid-2007 to attract additional money market accounts as well as certain certificates of deposit by increasing the rates paid. The average rate paid on our total interest-bearing liabilities was 4.25% for the quarter ended December 31, 2007 compared to 4.10% for the quarter ended December 31, 2006.

          Provision for Loan Losses. We have identified the evaluation of the allowance for loan losses as a critical accounting policy where amounts are sensitive to material variation. This policy is significantly affected by our judgment and uncertainties and there is a likelihood that materially different amounts would be reported under different, but reasonably plausible, conditions or assumptions. Our activity in the provision for loan losses, is undertaken in order to maintain a level of total allowance for losses that management believes covers all known and inherent losses that are both probable and reasonably estimable at each reporting date. Our evaluation process typically includes, among other things, an analysis of delinquency trends, non-performing loan trends, the level of charge-offs and recoveries, prior loss experience, total loans outstanding, the volume of loan originations, the type, size and geographic concentration of our loans, the value of collateral securing the loan, the borrower’s ability to repay and repayment performance, the number of loans requiring heightened management oversight, local economic conditions and industry experience. The establishment of the allowance for loan losses is significantly affected by management judgment and uncertainties and there is a likelihood that different amounts would be reported under different conditions or assumptions. Various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. Such agencies may require us to make additional provisions for estimated loan losses based upon judgments different from those of management.

          Our provision for loan losses was $128,000 for the quarter ended December 31, 2007 compared to $58,000 for the quarter ended December 31, 2006. We had $15,000 of net charge-offs to the allowance for loan losses in the quarter ended December 31, 2007. In addition, total non-performing loans increased by $4.1 million during the December 31, 2007 quarter due primarily to one $3.5 million loan being placed on non-accrual status. As we previously reviewed this loan and increased our allowance for loan losses by $852,000 upon consideration of such loan in the fourth quarter of fiscal 2007, our provision for loan losses was $128,000 in the first quarter of fiscal 2008.

          We will continue to monitor and modify our allowances for loan losses as conditions dictate. No assurances can be given that our level of allowance for loan losses will cover all of the inherent losses on our loans or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance for loan losses.

          The following table sets forth an analysis of our allowance for loan losses for the periods indicated.

	Three Months Ended December 31,		Year Ended September 30, 2007

	2007	2006

	(Dollars in thousands)
Balance at beginning of period	$4,541	$3,393	$3,393
Provision for loan losses	128	58	1,298
Charge-offs:
Mortgage:
One- to-four family	14	—	—
Multi-family	—	—	—
Commercial real estate	—	—	—
Construction or development	—	—	—
Land loans	—	—	—
Commercial	—	—	—
Consumer:
Home equity lines of credit	—	—	—
Second mortgages	—	—	135
Other	3	11	25

Total charge-offs	17	11	160

Recoveries:
Mortgage:
One- to four-family	—	—	—
Multi-family	—	—	—
Commercial real estate	—	—	—
Construction or development	—	—	—
Land loans	—	—	—
Commercial	—	2	—

Total recoveries	—	2	—

Consumer:
Home equity lines of credit	—	—	—
Second mortgages	1	—	3
Other	1	1	7

Total recoveries	2	1	10

Net charge-offs	15	8	150

Balance at end of period	$4,654	$3,443	$4,541

Ratios:
Ratio of allowance for loan losses to non-performing loans	71.31%	101.86%	190.16%

          Other Income and Other Expense. Our total other, or non-interest, income was $489,000 in the quarter ended December 31, 2007 compared to $468,000 in the quarter ended December 31, 2006. The increase in other income was due to $43,000 in gains recognized on the sale of mortgage loans in the fiscal 2008 period, compared to no such gains in the comparable period in fiscal 2007, as well as a $34,000 increase in income from bank owned life insurance in the first quarter of fiscal 2008 compared to the first quarter of fiscal 2007 due to an increase in the amount of insurance owned. Such amounts were partially offset by a $57,000 decrease in service charges and other fees in the quarter ended December 31, 2007 compared to the quarter ended December 31, 2006.

          Our total other, or non-interest, expenses were $2.7 million for the quarter ended December 31, 2007 compared to $2.4 million for the quarter ended December 31, 2006. The primary reasons for the $357,000 increase in other expenses in the fiscal 2008 period were a $108,000 increase in salaries and employee benefit expenses, due primarily to an increase in the number of our employees as well as normal salary adjustments, as well as a $134,000 increase in other operating expenses, due to increases in a variety of other expenses.

          Income Tax Expense. Our income tax expense was $279,000 for the December 31, 2007 quarter compared to $477,000 for the December 31, 2006 quarter. The difference was due primarily to the lower amount of pre-tax income in the fiscal 2008 period. Our effective tax rate was 33.1% for the quarter ended December 31, 2007, compared to 31.7% for the quarter ended December 31, 2006.

Liquidity and Capital Resources

          Our primary sources of funds are from deposits, amortization of loans, loan prepayments and the maturity of loans, mortgage-backed securities and other investments, and other funds provided from operations. While scheduled payments from the amortization of loans and mortgage-backed securities and maturing investment securities are relatively predictable sources of funds, deposit flows and loan prepayments can be greatly influenced by general interest rates, economic conditions and competition. We also maintain excess funds in short-term, interest-bearing assets that provide additional liquidity. At December 31, 2007, our cash and cash equivalents amounted to $9.5 million. In addition, at such date our available for sale investment securities amounted to $20.1 million.

          We use our liquidity to fund existing and future loan commitments, to fund maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, and to meet operating expenses. At December 31, 2007, we had certificates of deposit maturing within the next 12 months amounting to $215 million. Based upon historical experience, we anticipate that a significant portion of the maturing certificates of deposit will be redeposited with us. For the three months ended December 31, 2007, the average balance of our outstanding FHLB advances was $65.7 million. At December 31, 2007, we had $64.0 million in outstanding FHLB advances and we had $253.2 million in additional FHLB advances available to us. In addition, at December 31, 2007, we had a $50.0 million line of credit with the FHLB, of which we had $4.0 million outstanding at such date and $46.0 million was available.

          In addition to cash flow from loan and securities payments and prepayments as well as from sales of available for sale securities, we have significant borrowing capacity available to fund liquidity needs. In recent years we have utilized borrowings as a cost efficient addition to deposits as a source of funds. Our borrowings consist primarily of advances from the Federal Home Loan Bank of Pittsburgh, of which we are a member. Under terms of the collateral agreement with the Federal Home Loan Bank, we pledge residential mortgage loans and mortgage-backed securities as well as our stock in the Federal Home Loan Bank as collateral for such advances. The net proceeds to be received from the proposed sale of shares of common stock by Malvern Federal Bancorp, Inc. pursuant to the plan of stock issuance will further increase our liquidity and capital resources.

          The following table summarizes our contractual cash obligations at December 31, 2007.

	Payments Due By Period

	Total	To 1 Year	1-3 Years	4-5 Years	After 5 Years

	(In thousands)
Certificates of deposit	$265,143	$215,386	$38,720	$6,664	$4,373
FHLB advances	68,030	8,000	60,030	—	—

Total long-term debt	333,173	223,386	98,750	6,664	4,373

Operating lease obligations	518	84	168	168	98

Total contractual obligations	$333,691	$223,470	$98,918	$6,832	$4,471

          We anticipate that we will continue to have sufficient funds and alternative funding sources to meet our current commitments.

Impact of Inflation and Changing Prices

          The financial statements, accompanying notes, and related financial data of Malvern Federal Savings Bank presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of operations. Most of our assets and liabilities are monetary in nature; therefore, the impact of interest rates has a greater impact on our performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

          Malvern Federal Bancorp has filed with the Securities and Exchange Commission a Registration Statement on Form S-1, as amended, under the Securities Act of 1933 with respect to the shares of its common stock offered in this document. As permitted by the rules and regulations of the SEC, this prospectus supplement does not contain all the information set forth in the Registration Statement. Such information can be examined without charge at the public reference facilities of the SEC located at 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. The public may obtain more information on the operations of the public reference room by calling 1-800-SEC-0330. The registration statement also is available through the SEC’s world wide web site on the internet at http://www.sec.gov.

          Malvern Federal Savings Bank, Malvern Federal Mutual Holding Company and Malvern Federal Bancorp, Inc. have filed a Notice of Mutual Holding Company Reorganization on Form MHC-1, as amended, an Application for Approval of a Minority Stock Issuance on Form MHC-2, as amended, and an Application H-(e)1-S with respect to the reorganization and offering with the Office of Thrift Supervision. This prospectus supplement omits certain information contained in those applications. The applications may be examined at the principal office of the Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552, and at the Northeast Regional Office of the Office of Thrift Supervision located at Harborside Financial Center, Plaza 5, Suite 1600, Jersey City, New Jersey 07311.

          Any subscriber who requires an additional copy of the prospectus previously provided by us may obtain one by contacting our Stock Information Center at the telephone number provided below. We will promptly process the request. Since the resolicitation period ends on May 1, 2008, any subscriber who desires to obtain a copy of the prospectus should request one promptly, and at least five days before the resolicitation period expires.

STOCK INFORMATION CENTER

          If you have any questions regarding the offering or the reorganization, please call the Stock Information Center at (866) 790-MFSB (6372) (toll-free). You may also visit our Stock Information Center, which is located at our headquarters office, 42 East Lancaster Avenue, Paoli, Pennsylvania. Only this location will accept stock order forms, and will have supplies of offering materials. The Stock Information Center is open Monday through Friday, except for bank holidays, from 10:00 a.m. to 4:00 p.m., Eastern time.

MALVERN FEDERAL SAVINGS BANK
INDEX TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Financial Statements:	Page Number

Consolidated Statements of Financial Condition	F-2

Consolidated Statements of Income	F-3

Consolidated Statements of Changes in Equity	F-4

Consolidated Statements of Cash Flows	F-5

Notes to Consolidated Financial Statements	F-6

          The Audited Financial Statements Of Malvern Federal Savings Bank as of September 30, 2007 and 2006 and for each of the years in the three-year period ended September 30, 2007 Are Included In the Prospectus:

Consolidated Financial Statements:	Page Number in the Prospectus

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Statements of Financial Condition	F-3

Consolidated Statements of Income	F-4

Consolidated Statements of Changes in Equity	F-5

Consolidated Statements of Cash Flows	F-6

Notes to Consolidated Financial Statements	F-7

          All schedules are omitted because the required information is not applicable or is included in the consolidated financial statements and related notes.

          The registrant, Malvern Federal Bancorp, Inc., is in organization and has not yet commenced operations to date; accordingly, the financial statements of Malvern Federal Bancorp, Inc. have been omitted because of their immateriality.

Malvern Federal Savings Bank and Subsidiary

Consolidated Statements of Financial Condition

	At December 31, 2007	At September 30, 2007

	(Unaudited)
Assets

Cash and due from banks	$1,975,285	$2,365,695
Interest bearing deposits	7,563,758	16,601,055

Cash and Cash Equivalents	9,539,043	18,966,750

Investment securities available for sale	20,055,361	29,098,177
Investments securities held to maturity (fair value of $1,401,422 and $1,477,035, respectively)	1,414,764	1,479,085
Restricted stock, at cost	4,471,873	4,559,873
Loans held for sale	—	9,258,271
Loans receivable net of allowance for loan losses of $4,654,522 and $4,541,143, respectively	483,969,265	466,192,361
Accrued interest receivable	2,192,540	2,415,577
Property and equipment, net	9,505,169	9,623,326
Deferred income taxes, net	1,462,455	1,378,378
Bank-owned life insurance	7,874,659	7,787,098
Other assets	1,720,076	1,172,931

Total Assets	$542,205,205	$551,931,827

Liabilities and Equity

Liabilities
Deposits:
Noninterest-bearing	$20,094,239	$18,646,470
Interest-bearing	405,157,121	414,841,177

Total Deposits	425,251,360	433,487,647

FHLB line of credit	4,000,000	8,000,000
FHLB advances	64,029,724	63,386,902
Advances from borrowers for taxes and insurance	1,948,358	981,812
Accrued interest payable	1,160,781	1,098,779
Income taxes payable	256,894	69,462
Other liabilities	861,653	868,050

Total Liabilities	497,508,769	507,892,652

Commitments and Contingencies	—	—

Equity
Retained Earnings	44,887,644	44,321,829
Accumulated Other Comprehensive Loss	(191,208)	(282,654)

Total Equity	44,696,436	44,039,175

Total Liabilities and Equity	$542,205,205	$551,931,827

See notes to consolidated financial statements.

Malvern Federal Savings Bank and Subsidiary

Consolidated Statements of Income

	Three Months Ended December 31,

	2007	2006

	(Unaudited)
Interest and Dividend Income
Loans	$7,779,464	$7,671,085
Investment securities, taxable	281,928	249,022
Investment securities, tax-exempt	26,448	31,218
Dividends, restricted stock	65,139	82,527
Interest-bearing cash accounts	70,829	42,947

Total Interest and Dividend Income	8,223,808	8,076,799

Interest Expense
Deposits	4,011,278	3,637,082
Short-term borrowings	45,151	19,146
Long-term borrowings	957,444	967,055

Total Interest Expense	5,013,873	4,623,283

Net Interest Income	3,209,935	3,453,516

Provision for Loan Losses	128,000	58,000

Net Interest Income after Provision for Loan Losses	3,081,935	3,395,516

Other Income
Service charges and other fees	295,708	352,311
Rental income	62,795	62,190
Gain on sale of loans, net	42,788	—
Earnings on life insurance	87,561	53,662

Total Other Income	488,852	468,163

Other Expenses
Salaries and employee benefits	1,391,610	1,283,220
Occupancy	465,817	442,909
Federal insurance premiums	12,128	12,340
Advertising	111,245	85,933
Data processing	246,415	211,370
Professional fees	113,818	82,664
Other operating expenses	385,160	251,025

Total Other Expenses	2,726,193	2,369,461

Income before Income Taxes	844,594	1,494,218

Income Taxes	278,779	476,570

Net Income	$565,815	$1,017,648

See notes to consolidated financial statements.

Malvern Federal Savings Bank and Subsidiary

Consolidated Statements of Changes in Equity (Unaudited)

	Retained Earnings	Accumulated Other Comprehensive Loss	Total Equity

Balance - September 30, 2006	$41,910,239	$(491,190)	$41,419,049

Comprehensive income:
Net income	1,017,648	—	1,017,648
Net change in unrealized loss on securities available for sale, net of tax effect	—	53,050	53,050

Total Comprehensive Income			1,070,698

Balance – December 31, 2006	$42,927,887	$(438,140)	$42,489,747

Balance - September 30, 2007	$44,321,829	$(282,654)	$44,039,175

Comprehensive income:
Net income	565,815	—	565,815
Net change in unrealized loss on securities available for sale, net of tax effect	—	91,446	91,446

Total Comprehensive Income			657,261

Balance – December 31, 2007	$44,887,644	$(191,208)	$44,696,436

See notes to consolidated financial statements.

Malvern Federal Savings Bank and Subsidiary

Consolidated Statements of Cash Flows

	Three Months Ended December 31,

	2007	2006

	(Unaudited)
Cash Flows from Operating Activities
Net income	$565,815	$1,017,648
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	233,605	217,695
Provision for loan losses	128,000	58,000
Deferred income taxes (benefit)	(141,688)	(185,492)
Amortization of premiums and discounts on investments securities, net	258,097	258,097
Amortization of mortgage servicing rights	29,585	38,953
Net gain on sale of loans	(42,788)	—
(Increase) decrease in accrued interest receivable	223,037	(70,569)
Increase in accrued interest payable	62,002	185,747
Decrease in other liabilities	(6,397)	(297)
Earnings on bank-owned life insurance	(87,561)	(53,662)
Increase in other assets	(576,730)	(180,667)
Amortization of loan origination fees and costs	(219,548)	(75,049)
Increase in income tax payable	187,432	278,056

Net Cash Provided by Operating Activities	612,860	1,488,460

Cash Flows from Investing Activities
Proceeds from maturities and principal collections:
Investment securities held to maturity	42,785	12,974
Investment securities available for sale	8,955,313	665,357
Purchases of investment securities available for sale	—	(1,000,000)
Proceeds from sale of loans	9,301,059	—
Loan purchases	(20,239,811)	(5,283,930)
Loan originations and principal collections, net	2,554,455	10,620,523
Net decrease in restricted stock	88,000	591,000
Purchases of property and equipment	(115,448)	(66,733)

Net Cash Provided by Investing Activities	586,352	5,539,191

Cash Flows from Financing Activities
Net increase (decrease) in deposits	(8,236,287)	7,267,731
Net decrease in short-term borrowings	(4,000,000)	(7,500,000)
Proceeds from long-term borrowings	4,000,000	—
Repayment of long-term borrowings	(3,357,178)	(241,417)
Increase in advances from borrowers for taxes and insurance	966,546	808,205

Net Cash (Used in) Provided by Financing Activities	(10,626,919)	334,519

Net Increase (Decrease) in Cash and Cash Equivalents	(9,427,707)	7,362,170

Cash and Cash Equivalents - Beginning	18,966,750	7,031,640

Cash and Cash Equivalents - Ending	$9,539,043	$14,393,810

Supplementary Cash Flows Information
Interest paid	$4,951,871	$4,437,536

Income taxes paid	$213,000	$364,000

Loans transferred to foreclosed real estate	$212,500	$—

See notes to consolidated financial statements.

Malvern Federal Savings Bank and Subsidiary

Notes to Consolidated Financial Statements (Unaudited)

Note 1 – Financial Statement Presentation and Significant Accounting Policies

Basis of Presentation

          Malvern Federal Bancorp, Inc. (the “Company” or “Registrant”) is in organization and is being formed by Malvern Federal Savings Bank (the “Bank”) to be the federally-chartered stock-form holding company for the Bank upon consummation of its proposed mutual holding company reorganization (the “Reorganization”). The Reorganization is expected to be consummated in April 2008, at which time the Company will become the holding company for the Bank and will own all of the to-be issued and outstanding shares of the Bank’s common stock. Upon consummation of the Reorganization, 55% of the Company’s to be outstanding shares of common stock will be issued to Malvern Federal Mutual Holding Company, which will be a federally-chartered mutual holding company organized by the Bank as part of the Reorganization, with the remaining shares being sold in an offering to certain members of the Bank and others. The Company filed a registration statement on Form S-1 with the Securities and Exchange Commission (the “SEC”) on December 19, 2007 (File No. 333-148169), which was declared effective by the SEC on February 11, 2008.

          The Registrant is in organization, has engaged in no operations to date and has not issued any shares of stock; accordingly, no financial statements of the Company have been included herein.

          The unaudited, consolidated financial statements of the Bank which are included herein were prepared in accordance with instructions for Form 10-Q and Regulation S-X and do not include information or footnotes necessary for a complete presentation of financial condition, results of operations, and cash flows in conformity with generally accepted accounting principles. However, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial statements have been included. The results of operations for the three month period ended December 31, 2007 are not necessarily indicative of the results which may be expected for the entire fiscal year.

Principles of Consolidation

          The consolidated financial statements contained herein include the accounts of Malvern Federal Savings Bank and its wholly-owned subsidiary, Strategic Asset Management Group, Inc. (“SAM”). All material intercompany transactions and balances have been eliminated.

Use of Estimates

          The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of deferred tax assets, and the evaluation of other-than-temporary impairment of investment securities.

Malvern Federal Savings Bank and Subsidiary

Notes to Consolidated Financial Statements

Note 1 – Financial Statement Presentation and Significant Accounting Policies (Continued)

Significant Group Concentrations of Credit Risk

          Most of the Bank’s activities are with customers located within Chester County, Pennsylvania. Note 2 discusses the types of investment securities that the Bank invests in. Note 3 discusses the types of lending that the Bank engages in. The Bank does not have any significant concentrations to any one industry or customer. Although the Bank has a diversified loan portfolio, its debtors’ ability to honor their contracts is influenced by the region’s economy.

Cash and Cash Equivalents

          For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and interest bearing deposits.

Other-Than–Temporary Impairment of Securities

          Securities are evaluated on at least a quarterly basis. Declines in the fair value of held to maturity and available for sale investment securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Allowance for Loan Losses

          The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

          The allowance for loan losses is maintained at a level considered adequate to provide for estimated probable loan losses. Management’s periodic evaluation of the adequacy of the allowance is based on the Bank’s past loan loss experience, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

          The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value for that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for a qualitative estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Malvern Federal Savings Bank and Subsidiary

Notes to Consolidated Financial Statements

Note 1 – Financial Statement Presentation and Significant Accounting Policies (Continued)

Loans Held For Sale

          The Bank does not originate any loans specifically for the purpose of being sold. Recently, based on market conditions and in effort to mitigate interest rate risk, the Bank has sold loans. Since loans are not originated for the purpose of being sold, the cash flows from the sale of such loans have been classified as an investing activity in the consolidated statements of cash flows.

          Loans held for sale at September 30, 2007, consisted of first mortgage loans, carried at the lower of cost or estimated fair value as determined on an aggregate basis.

Income Taxes

          Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Malvern Federal Savings Bank and its subsidiary file a consolidated federal income tax return.

Comprehensive Income

          Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale investment securities, are reported as a separate component of the equity section of the statement of financial condition, such items, along with net income, are components of comprehensive income.

          The components of other comprehensive income and related tax effects are as follows:

	Three Months Ended December 31,

	2007	2006

Unrealized holding gains on available for sale securities	$149,057	$136,787

Income tax expense	(57,611)	(83,737)

Net of Tax Amount	$91,446	$53,050

Malvern Federal Savings Bank and Subsidiary

Notes to Consolidated Financial Statements

Note 1 – Financial Statement Presentation and Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

FASB Statement No. 141(R)

          FASB Statement No. 141 (R) “Business Combinations” was issued in December of 2007. This Statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective as of the beginning of a company’s fiscal year beginning after December 15, 2008. This new pronouncement will impact the Company’s accounting for business combinations completed beginning October 1, 2009.

FASB Statement No. 160

          FASB Statement No. 160 “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” was issued in December of 2007. This Statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective as of the beginning of a company’s fiscal year beginning after December 15, 2008. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

SAB 110

          Staff Accounting Bulletin No. 110 (SAB 110) amends and replaces Question 6 of Section D.2 of Topic 14, “Share-Based Payment,” of the Staff Accounting Bulletin series. Question 6 of Section D.2 of Topic 14 expresses the views of the staff regarding the use of the “simplified” method in developing an estimate of expected term of “plain vanilla” share options and allows usage of the “simplified” method for share option grants prior to December 31, 2007. SAB 110 allows public companies which do not have historically sufficient experience to provide a reasonable estimate to continue use of the “simplified” method for estimating the expected term of “plain vanilla” share option grants after December 31, 2007. SAB 110 was effective January 1, 2008.

SAB 109

          Staff Accounting Bulletin No. 109 (SAB 109), “Written Loan Commitments Recorded at Fair Value Through Earnings” expresses the views of the staff regarding written loan commitments that are accounted for at fair value through earnings under generally accepted accounting principles. To make the staff’s views consistent with current authoritative accounting guidance, the SAB revises and rescinds portions of SAB No. 105, “Application of Accounting Principles to Loan Commitments.” Specifically, the SAB revises the SEC staff’s views on incorporating expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment. The SAB retains the staff’s views on incorporating expected net future cash flows related to internally-developed intangible assets in the fair value measurement of a written loan commitment. The staff expects registrants to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company does not expect SAB 109 to have a material impact on its financial statements.

Malvern Federal Savings Bank and Subsidiary

Notes to Consolidated Financial Statements

Note 1 – Financial Statement Presentation and Significant Accounting Policies (Continued)

FASB Statement No. 157

          In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Bank is currently evaluating the potential impact, if any, of the adoption of FASB Statement No. 157 on our consolidated financial position, results of operations and cash flows.

FSP 157-b

          In December 2007, the FASB issued FASB Staff Position (FSP) 157-b, “Effective Date of FASB Statement No. 157,” that would permit a one-year deferral in applying the measurement provisions of Statement No. 157 to non-financial assets and non-financial liabilities (non-financial items) that are not recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually). Therefore, if the change in fair value of a non-financial item is not required to be recognized or disclosed in the financial statements on an annual basis or more frequently, the effective date of application of Statement 157 to that item is deferred until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, that the adoption of FSP 157-b will have on the Company’s operating income or net earnings.

FASB Statement No. 159

          In February 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Bank on October 1, 2008. The Bank is evaluating the impact that the adoption of SFAS No, 159 will have on our consolidated financial position and results of operations.

EITF 06-11

          In June 2007, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF 06-11”). EITF 06-11 states that an entity should recognize a realized tax benefit associated with dividends on nonvested equity shares, nonvested equity share units and outstanding equity share options charged to retained earnings as an increase in additional paid in capital. The amount recognized in additional paid in capital should be included in the pool of excess tax benefits available to absorb potential future tax deficiencies on share-based payment awards. EITF 06-11 should be applied prospectively to income tax benefits of dividends on equity-classified share-based payment awards that are declared in fiscal years beginning after December 15, 2007. The Company expects that EITF 06-11 will not have an impact on its consolidated financial statements.

Malvern Federal Savings Bank and Subsidiary

Notes to Consolidated Financial Statements

Note 1 – Financial Statement Presentation and Significant Accounting Policies (Continued)

EITF 06-10

          In March 2007, the FASB ratified EITF Issue No. 06-10, “Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements” (EITF 06-10). EITF 06-10 provides guidance for determining a liability for the postretirement benefit obligation as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment agreement. EITF 06-10 is effective for fiscal years beginning after December 15, 2007. The Bank is currently assessing the impact of EITF 06-10 on its consolidated financial position and results of operations.

EITF 06-5

          On September 7, 2006, the EITF reached a conclusion on EITF Issue No. 06-5, “Accounting for Purchases of Life Insurance – Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance” (“EITF 06-5”). The scope of EITF 06-5 consists of six separate issues relating to accounting for life insurance policies purchased by entities protecting against the loss of “key persons.” The six issues are clarifications of previously issued guidance on FASB Technical Bulletin No. 85-4. EITF 06-5 is effective for fiscal years beginning after December 15, 2006. The adoption of EITF 06-5 does not have a material effect on the Bank’s consolidated statements of financial condition or results of operations.

EITF 06-4

          In September 2006, FASB ratified the consensus reached by the EITF in Issue 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements”. EITF 06-4 applies to life insurance arrangements that provide an employee with a specified benefit that is not limited to the employee’s active service period, including certain bank-owned life insurance (“BOLI”) policies. EITF 06-4 requires an employer to recognize a liability and related compensation costs for future benefits that extend to postretirement periods. EITF 06-4 is effective for fiscal years beginning after December 31, 2007, with earlier application permitted. The Bank is continuing to evaluate the impact of this consensus, which may require it to recognize an additional liability and compensation expense related to its BOLI policies.

Malvern Federal Savings Bank and Subsidiary

Notes to Consolidated Financial Statements

Note 2 - Investment Securities

          Investment securities available for sale at December 31, 2007 and September 30, 2007 consisted of the following:

	December 31, 2007

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. government securities	$2,999,641	$6,015	$—	$3,005,656
FHLB notes	2,000,000	10,000	—	2,010,000
Tax-exempt securities	2,865,744	2,642	(10,856)	2,857,530
Trust preferred securities	1,000,000	—	(101,002)	898,998

	8,865,385	18,657	(111,858)	8,772,184

Mortgage-backed securities:
FNMA:
Adjustable	4,366,312	15,969	(54,493)	4,327,788
Fixed	3,355,917	—	(119,395)	3,236,522
Balloon	845,933	—	(17,250)	828,683
FHLMC:
Adjustable	1,871,161	2,129	(34,002)	1,839,288
Fixed	719,435	—	(5,570)	713,865
GNMA, adjustable	342,884	328	(6,181)	337,031

	11,501,642	18,426	(236,891)	11,283,177

	$20,367,027	$37,083	$(348,749)	$20,055,361

Malvern Federal Savings Bank and Subsidiary

Notes to Consolidated Financial Statements

Note 2 - Investment Securities (Continued)

	September 30, 2007

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. government securities	$4,997,159	$8,561	$(5,208)	$5,000,512
Federal Farm Credit Banks	1,000,000	—	(1,250)	998,750
FHLB notes	6,995,806	14,507	(3,438)	7,006,875
Tax-exempt securities	2,975,899	1,779	(32,699)	2,944,979
Trust preferred securities	1,000,000	—	(87,105)	912,895

	16,968,864	24,847	(129,700)	16,864,011

Mortgage-backed securities:
FNMA:
Adjustable	$4,839,144	$3,820	$(77,401)	$4,765,563
Fixed	3,627,557	—	(182,177)	3,445,380
Balloon	893,624	—	(31,111)	862,513
FHLMC:
Adjustable	2,107,149	1,573	(45,246)	2,063,476
Fixed	723,904	—	(20,618)	703,286
GNMA, adjustable	398,658	271	(4,981)	393,948

	12,590,036	5,664	(361,534)	12,234,166

	$29,558,900	$30,511	$(491,234)	$29,098,177

          Investment securities held to maturity at December 31, 2007 and September 30, 2007 consisted of the following:

	December 31, 2007

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Mortgage-backed securities:
GNMA, adjustable	$382,293	$1,880	$(1,103)	$383,070
GNMA, fixed	3,604	222	—	3,826
FNMA, fixed	1,028,867	—	(14,341)	1,014,526

	$1,414,764	$2,102	$(15,444)	$1,401,422

Malvern Federal Savings Bank and Subsidiary

Notes to Consolidated Financial Statements

Note 2 - Investment Securities (Continued)

	September 30, 2007

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Mortgage-backed securities:
GNMA, adjustable	$403,296	$1,842	$(1,737)	$403,401
GNMA, fixed	3,868	226	—	4,094
FNMA, fixed	1,071,921	—	(32,381)	1,039,540

	$1,479,085	$2,068	$(34,118)	$1,447,035

          No impairment charge was recognized on investment securities during the three months ended December 31, 2007 and 2006.

Malvern Federal Savings Bank and Subsidiary

Notes to Consolidated Financial Statements

Note 3 - Loans Receivable

          Loans receivable consisted of the following at December 31, and September 30, 2007:

	At December 31, 2007	At September 30, 2007

Mortgage Loans:
One-to-four-family	$191,185,049	$184,202,070
Multi-family	1,931,714	2,256,975
Construction or development	48,217,941	58,869,504
Land loans	6,738,250	6,665,093
Commercial real estate	119,408,439	108,500,258

Total Mortgage Loans	367,481,393	360,493,900

Commercial Loans	17,504,821	15,767,291

Consumer Loans:
Home equity line of credit	11,681,058	11,810,610
Second mortgages	87,896,878	78,732,931
Other	1,426,786	1,524,769

Total consumer loans	101,004,722	92,068,310

Total loans	485,990,936	468,329,501

Deferred loan costs, net	2,632,851	2,404,003
Allowance for loan losses	(4,654,522)	(4,541,143)

	$483,969,265	$466,192,361

Malvern Federal Savings Bank and Subsidiary

Notes to Consolidated Financial Statements

Note 3 – Loans Receivable (Continued)

          The following is an analysis of the activity in the allowance for loan losses during the periods ended:

	Three Months Ended December 31, 2007	Year Ended September 30, 2007

Balance at beginning of period	$4,541,143	$3,392,607

Provision for loan losses	128,000	1,298,071

Charge-offs	(16,721)	(159,930)
Recoveries	2,100	10,395

Net Charge-offs	(14,621)	(149,535)

Balance at end of year	$4,654,522	$4,541,143

          The Bank’s loan portfolio is comprised primarily of mortgage loans secured by real estate. A substantial portion of these loans, as well as most other loan types, are to borrowers who live in the vicinity of Chester County, Pennsylvania. While the Bank attempts to limit its exposure to downturns in the real estate market through various underwriting techniques, it remains heavily dependent on the condition of the local economy.

          Included in loans receivable are nonaccrual loans past due 90 days or more in the amount of $6,410,020 and $2,267,148, at December 31, 2007 and September 30, 2007, respectively. Interest income that would have been recognized on these nonaccrual loans had they been current in accordance with their original terms is $135,328 and $118,018, in the quarter ended December 31, 2007 and the year ended September 30, 2007, respectively.

          As of December 31, 2007 and September 30, 2007, the Bank had impaired loans under SFAS No. 114 “Accounting by Creditors for Impairments of a Loan” with a total recorded investment of $3,487,949 and $3,500,282, respectively. The allowance for loan losses related to these loans as of December 31, 2007 and September 30, 2007 were $871,987 and $875,071, respectively. The average recorded investment in impaired loans for the quarter ended December 31, 2007 and the year ended September 30, 2007 was $3,490,013 and $4,791,557, respectively. The Bank recognizes income on impaired loans on a cash basis when the loan is current and the collateral is sufficient to cover the outstanding obligation to the Bank. During the quarter ended December 31, 2007 and the year ended September 30, 2007, cash collected and recognized as interest income on impaired loans was $21,850 and $46,748, respectively.

          No additional funds are committed to be advanced in connection with impaired loans.

Malvern Federal Savings Bank and Subsidiary

Notes to Consolidated Financial Statements

Note 4 - Regulatory Matters

          The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt correction action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

          Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to total adjusted assets (as defined) and of risk-based capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 2007, that the Bank meets all capital adequacy requirements to which it is subject.

          As of December 31, 2007, the most recent notification from the regulators categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum tangible, core, and risk-based ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

          The Bank’s actual capital amounts and ratios are also presented in the table:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2007:
Tangible Capital (to tangible assets)	$44,887,644	8.28%	$8,132,093	1.50%	N/A
Core Capital (to adjusted tangible assets)	44,887,644	8.28	21,685,581	4.00	27,106,976	5.00%
Tier 1 Capital (to risk-weighted assets)	44,887,644	10.39	17,286,492	4.00	25,929,737	6.00
Total risk-based Capital (to risk-weighted assets)	48,670,177	11.26	34,572,983	8.00	43,216,229	10.00

Malvern Federal Savings Bank and Subsidiary

Notes to Consolidated Financial Statements

Note 5 – Reorganization to Mutual Holding Company

          On November 20, 2007, the Board of Directors approved a plan of reorganization by which the Bank will reorganize from its current status as a mutual savings bank to a mutual holding company structure. The Board of Directors also adopted a plan of stock issuance. Pursuant to the plan of reorganization and plan of stock issuance, the Bank will become a wholly owned stock-form subsidiary of Malvern Federal Bancorp, Inc., a to-be-formed Federal corporation. Upon completion of the reorganization, at least a majority of the to-be outstanding shares of common stock of Malvern Federal Bancorp, Inc. will be issued to Malvern Federal Mutual Holding Company. Consummation of the reorganization is subject to regulatory approval and approval by the Bank’s members. Pursuant to the plan of stock issuance, a minority interest in the to-be outstanding shares of Malvern Federal Bancorp, Inc. common stock will be offered for sale for cash in a subscription offering to the Bank’s members and, if necessary, a community offering or syndicated community offering and an amount equal to 2% of the to-be issued shares will be contributed to the Malvern Federal Charitable Foundation.

          Upon completion of the reorganization and offering, the mutual holding company is expected to own 55.0% of the outstanding shares of common stock of Malvern Federal Bancorp, Inc., the charitable foundation will own 2.0% and the minority public stockholders will own the remaining 43.0%. The reorganization and stock issuance will be subject to the receipt of all necessary regulatory approvals including the Office of Thrift Supervision and the U.S. Securities and Exchange Commission. In the future, any payment of dividends by Malvern Federal Bancorp, Inc. will be subject to certain regulatory restrictions.

          The costs associated with the stock offering will be deferred and will be deducted from the proceeds upon sale of the stock. Approximately $295,000 of costs have been incurred at December 31, 2007. If the stock offering is unsuccessful these costs will be expensed.